Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-265627

PROSPECTUS SUPPLEMENT

To Short Form Base Shelf Prospectus Dated June 17, 2022

New Issue	December 12, 2022

THE LION ELECTRIC COMPANY

US$50,000,001

19,685,040 Units

This prospectus supplement (the “Prospectus Supplement”) of The Lion Electric Company (the “Company”, “Lion”, “us”, “we” or “our”), together with the short form base shelf prospectus dated June 17, 2022 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of 19,685,040 units of the Company (the “Units”) at a price of US$2.54 per Unit (the “Offering Price”).

Each Unit consists of one common share of the Company (each, a “Unit Share”) and one common share purchase warrant of the Company (each whole warrant, a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one Common Share (as defined below) (each, a “Warrant Share”) at an exercise price of US$2.80 per Warrant Share, until 5:00 p.m. (Toronto Time) on the date that is five (5) years following the Closing Date (as defined below), subject to adjustment in certain customary events. The Warrants will be governed by a warrant indenture (the “Warrant Indenture”) to be entered into on the Closing Date between the Company and TSX Trust Company, as warrant agent (the “Warrant Agent”). See “Description of the Securities Being Distributed”.

An investment in the Units involves significant risks that should be carefully considered by prospective investors before purchasing Units. The risks outlined in this Prospectus Supplement, the Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Units. See ‘‘Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

Price: US$2.54 per Unit

	Price to the Public(1)		Underwriters’ Fee(2)		Net Proceeds to the Company(3)
Per Unit	US$	2.54	US$	0.1651	US$	2.3749
Total Offering(4)	US$	50,000,001	US$	3,250,000	US$	46,750,001

Notes:

(1)

The Offering Price was determined by negotiation between the Company and the Underwriters (as defined herein), with reference to the then-current market price for the common shares of the Company (“Common Shares”).

(2)

The Company has agreed to pay the Underwriters a cash fee equal to 6.5% of the aggregate gross proceeds of the Offering (including any proceeds received pursuant to the exercise of the Over-Allotment Option (as defined below)) except that the fee shall be 3.25% on any sale of Units to certain purchasers designated by the Company to the Underwriters (“Designated Purchasers”), including PEC (as defined below) and certain directors and officers of the Company. The Company anticipates that 9,929,131 Units for an approximate aggregate purchase price of US$25,219,993 will be sold to Designated Purchasers in the Offering. If that is the case, then the Underwriter’s fee relating to Units payable by the Company would be US$2,430,350 and the Net Proceeds to the Company would be US$47,569,651. The Underwriters’ fee set forth in this table reflects the Underwriters’ fee that is payable in respect of purchasers who are not Designated Purchasers.

(3)

After deducting the Underwriters’ fee relating to the Units payable by the Company, but before deducting expenses of the Offering estimated to be an aggregate of US$500,000 (not taking into account the modified Underwriters’ fee on any sales to Designated Purchasers).

(4)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”) exercisable in whole or in part, from time to time not later than 30 days after the Closing Date, to purchase from the Company up to 2,952,755 additional Units (the “Additional Units”), comprised of 2,952,755 additional Unit Shares (“Additional Shares”) and 2,952,755 additional warrants (the “Additional Warrants” and, together with the Additional Units and Additional Shares, the “Additional Securities”), representing in the aggregate 15% of the total number of Units offered hereunder, at the Offering Price, less the Underwriters’ fee. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be US$57,499,999, US$3,737,500 and US$53,762,499, respectively (not taking into account the modified Underwriters’ fee on any sales to Designated Purchasers). This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of Additional Securities, if any, to be issued and sold by the Company upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the over-allocation position (including the Warrant Shares issuable upon exercise of any Additional Warrants, the “Additional Warrant Shares”) acquires those securities under this Prospectus Supplement regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the number of Additional Units that may be sold to the Underwriters pursuant to the Over-Allotment Option:

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	2,952,755 Additional Units	Not later than 30 days after the Closing Date	US$2.54 per Additional Unit

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), supplementing the base prospectus that forms a part of the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) on June 17, 2022.

The Company will use the net proceeds from the Offering as described in this Prospectus Supplement. See “Use of Proceeds”.

Power Energy Corporation (“PEC”), a wholly-owned subsidiary of Power Sustainable Capital Inc., will purchase Units pursuant to this Offering at the Offering Price, representing an aggregate purchase price of approximately

US$25 million. PEC currently holds 67,301,166 Common Shares, representing approximately 33.9% of the Company’s issued and outstanding Common Shares. After giving effect to the Offering, PEC will hold 77,143,685 Common Shares, representing approximately 35.4% of the Company’s issued and outstanding Common Shares (or 34.9% if the Over-Allotment Option is exercised in full) and 9,842,519 Warrants.

The Common Shares are listed and posted for trading on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “LEV”. On December 9, 2022, the last trading day prior to the filing of this Prospectus Supplement, the closing prices of the Common Shares on the NYSE and the TSX were US$2.77 and C$3.77, respectively.

The TSX has conditionally approved the listing of the Unit Shares, the Warrant Shares, the Additional Shares, the Additional Warrant Shares and the Warrants. Listing is subject to the Company fulfilling all of the listing requirements of the TSX, including, in respect of the Warrants, distribution of the Warrants to a minimum number of public securityholders. The Company has applied to list the Unit Shares, the Warrant Shares, the Additional Shares, the Additional Warrant Shares and the Warrants on the NYSE. Listing is subject to the Company fulfilling all of the listing requirements of the NYSE, including, in respect of the Warrants, distribution of the Warrants to a minimum number of public securityholders. While the Company will endeavor to obtain approvals for listing of the Warrants as quickly as possible, there can be no guarantee that NYSE and/or the TSX will finalize its review process and grant approval by the closing date of this Offering. There is therefore no assurance that the Warrants will be listed on the NYSE or the TSX at closing of the Offering or at all. Such listings will be subject to the Company fulfilling the listing requirements of the NYSE and the TSX. See “Risk Factors”.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the Warrants. See “Risk Factors”.

All dollar amounts in this Prospectus Supplement are in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Units are being offered in the United States by B. Riley Securities, Inc. (“B. Riley”), and in Canada by National Bank Financial Inc. (“NBF” and, together with B. Riley, the “Underwriters”), pursuant to an underwriting agreement dated December 12, 2022 (the “Underwriting Agreement”). The Units will be offered in the United States and Canada through the Underwriters either directly or through U.S. or Canadian broker-dealer affiliates or agents, as applicable. B. Riley is not registered to sell securities in any Canadian jurisdiction and, accordingly, will sell Units only outside of Canada. The Underwriters, as principals, conditionally offer the Units qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered to the Underwriters and accepted by them subject to the conditions contained in the Underwriting Agreement, as described under “Plan of Distribution”. The Company has agreed to reimburse the Underwriters for certain expenses, including the fees and disbursements of its counsel in an amount not to exceed US$400,000. See “Plan of Distribution”.

This Offering is made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements of the Company included or incorporated by reference herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Stikeman Elliott LLP with respect to Canadian legal matters and Cleary Gottlieb Steen & Hamilton LLP with respect to U.S. legal matters, and on behalf of the Underwriters by McCarthy Tetrault LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. See “Legal Matters”.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell the Units at the Offering Price, the Underwriters may offer the Units to the public at prices lower than the Offering Price. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about December 16, 2022 (the “Closing Date”), or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than December 22, 2022.

It is expected that the Company will arrange for the instant deposit of the Unit Shares and the Warrants under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee and deposited with DTC on the Closing Date, or as may otherwise be agreed to with the Underwriters. No certificates evidencing the Units, the Unit Shares or the Warrants will be issued to purchasers of the Units. Purchasers of the Units will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Units is purchased. See “Plan of Distribution”.

NBF is an affiliate of a lender under the Company’s Credit Facilities (as defined herein). Consequently, the Company may be considered a “connected issuer” of NBF under applicable Canadian securities laws. See “Relationship Between the Company and Certain of the Underwriters”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition, holding or disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Prospective investors should read the tax discussion under the headings “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” of this Prospectus Supplement and should consult their own tax advisors with respect to their own personal circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under and governed by the Business Corporations Act (Quebec) (the “QBCA”), that most of its directors and officers reside principally in Canada, that some of the Underwriters or experts named in the Registration Statement may be residents of a foreign country, and that a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Civil Liabilities under U.S. Federal Securities Laws”.

Directors of the Company residing outside of Canada have appointed The Lion Electric Company, 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

The Company’s registered office and head office is located at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2.

PROSPECTUS SUPPLEMENT TABLE OF CONTENTS

BASE SHELF PROSPECTUS TABLE OF CONTENTS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which provides more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

Neither the Company nor any of the Underwriters has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein) and any such information should not be relied upon. Neither the Company nor any of the Underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Units, the Unit Shares, the Warrants, the Warrant Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Company is not, and the Underwriters are not, making an offer in respect of the Units in any jurisdiction where such offer or sale is not permitted by law.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website, shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein and prospective investors should not rely on such information when deciding whether or not to invest in the Units.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference in the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof. Copies of the documents incorporated by reference in this Prospectus Supplement and in the Shelf Prospectus may be obtained upon request without charge from the Corporate Secretary of the Company at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, telephone: (450) 432-5466, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents, filed by the Company with the securities commissions or similar regulatory authorities of each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the Shelf Prospectus:

(a)	the annual report on Form 20-F of the Company dated March 29, 2022 for the year ended December 31, 2021 (the “Annual Report”);

(b)

the audited consolidated financial statements of the Company for the years ended December 31, 2021, 2020 and 2019, together with the notes thereto and the report of independent registered public accounting firm thereon;

(c)	the management’s discussion and analysis of the Company for the years ended December 31, 2021, 2020 and 2019 (the “Annual MD&A”);

(d)	the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2022 and 2021 (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three and nine months ended September 30, 2022 and 2021 (the “Interim MD&A”); and

(f)	the management information circular of the Company dated March 29, 2022 in connection with the annual meeting of shareholders of the Company held on May 6, 2022.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or therein for purposes of the Offering will be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Shelf Prospectus, or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the Shelf Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus (other than confidential material change reports, if any) filed by the Company with securities commissions or similar authorities in the provinces and territories of Canada after the date of this Prospectus Supplement and for the duration of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 20-F, Form 40-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement and for the duration of the Offering, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part but, in the case of any report on Form 6-K, only if and to the extent expressly so provided in any such report. The Company’s current reports on Form 6-K and annual reports on Form 20-F are available on EDGAR at www.sec.gov.

Furthermore, any “template version” of any “marketing materials” (each such term as defined in National Instrument 41-101 – General Prospectus Requirements) filed in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the Units pursuant to the Offering is deemed to be incorporated by reference in this Prospectus Supplement and in the accompanying Shelf Prospectus.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein. References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus, and the Company disclaims any such incorporation by reference.

MARKETING MATERIALS

Before filing the final prospectus supplement in respect of the Offering, the Company and the Underwriters held road shows (as defined in securities legislation in each of the provinces and territories of Canada) that potential investors in the United States and in certain of the provinces and territories of Canada were able to attend. The Company and the Underwriters provided marketing materials to those potential investors in connection with those road shows.

In doing so, the Company and the Underwriters relied on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR or include or incorporate by reference those marketing materials in the final prospectus supplement in respect of the Offering. To rely on this exemption, the Company and the Underwriters must give contractual rights to Canadian investors in the event the marketing materials contain a misrepresentation.

Accordingly, the Company and NBF have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation in each of the provinces and territories of Canada), a purchaser resident in a province or territory of Canada who was provided with those marketing materials in connection with the road shows and who purchases Units under the final prospectus supplement in respect of the Offering during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against the Company and NBF with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident and under this Prospectus, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in the final prospectus supplement in respect of the Offering.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in the final prospectus supplement in respect of the Offering, and (ii) to any “comparables” as such term is defined in National Instrument 41-101 – General Prospectus Requirements in the marketing materials provided in accordance with applicable securities legislation.

U.S. REGISTRATION STATEMENT

The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the Shelf Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the Securities Act. This Prospectus Supplement and the Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Any statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein that are not statements of historical fact, including statements about the Company’s beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements included in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may relate to the Company’s order book and the Company’s ability to convert it into actual sales, the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the Company’s future growth and long-term strategy, an arbitration proceeding with one of the Company’s suppliers, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that the Company believes are reasonable when made, including that the Company will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that the Company will continue to operate its business in the normal course, that the Company will be able to implement its growth strategy, that the Company will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that the Company will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that the Company will be able to maintain its competitive position, that the Company will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that the Company will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future, and that the Company will be able to secure additional funding through equity or debt financing on terms acceptable to the Company when required in the future. Such estimates and assumptions are made by the Company in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those described in section 11.0 entitled “Key Factors Affecting Lion’s Performance” and section 23.0 entitled “Risk Factors” of the Annual MD&A and Item 3.D entitled “Risk Factors” of the Annual Report, and the other filings of the Company with the Canadian securities regulatory authorities and the SEC, all of which are available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to the Company or that the Company presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on any forward-looking statement, which speaks only as of the date made. The forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and in the documents incorporated by reference herein and therein represents the Company’s expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. Except as required under applicable securities laws, the Company undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking statement, whether as a result of new information, future events or otherwise.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking statement prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statement. The opinions, estimates or assumptions referred to above and described in greater detail in the documents incorporated by reference herein should be considered carefully by prospective investors.

All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this Prospectus Supplement, the Shelf Prospectus and in other documents filed with the applicable Canadian securities commissions or similar regulatory authorities in Canada and the SEC.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All amounts in this Prospectus Supplement are expressed in U.S. dollars, except where otherwise indicated. References to “US$” are to U.S. dollars and references to “C$” are to Canadian dollars.

The following table sets forth, for the periods indicated, the high, low, average and end of period daily average exchange rates for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.

	Nine months ended September 30,				Years ended December 31,
	2022		2021		2021		2020		2019
High	C$	1.37	C$	1.29	C$	1.29	C$	1.45	C$	1.36
Low	C$	1.25	C$	1.20	C$	1.20	C$	1.27	C$	1.30
Average for the Period(1)	C$	1.29	C$	1.25	C$	1.25	C$	1.34	C$	1.33
End of Period	C$	1.37	C$	1.27	C$	1.27	C$	1.27	C$	1.31

(1)	The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period.

On December 9, 2022, the daily rate of exchange was US$1.00 = C$1.3630 as published by the Bank of Canada.

THE LION ELECTRIC COMPANY

The following description of the Company does not contain all of the information about the Company and its properties and business that you should consider before investing in the Units. You should carefully read the entire Prospectus Supplement and the Shelf Prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.

The Company

The Company is a corporation existing under the Business Corporations Act (Quebec). The Company believes it is a leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium- and heavy-duty urban vehicles. The Company gained distinct industry expertise and a first-mover advantage in the medium- and heavy-duty commercial urban electric vehicles (“EV”) segment through more than 12 years of focused all-electric vehicle research and development (“R&D”), manufacturing, and commercialization experience. The Company’s vehicles and technology benefit from over 10 million miles driven by more than 800 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.

The Company’s line-up of purpose-built all-electric vehicles currently consists of seven urban truck and bus models available for purchase today.

Trucks				Buses
Lion 6 (Class 6 Truck)(1)	Lion 8 (Class 8 Truck)(1)	Lion8 Reefer(1)	Lion8 Refuse(2)	LionC (type C school bus)(1)	LionA (type A school bus)(3)	LionM (shuttle bus)(4)

(1)	Models in respect of which commercial production has begun and deliveries have been made.
(2)	Commercial production of the Lion8 Refuse is expected to start before the end of 2022.
(3)	Commercial production of the LionA (type A school bus) is expected to start in 2023.
(4)	Timing of start of commercial production of the LionM (shuttle bus) is under review by the Company as the design will leverage the same platform as the LionA and will be contingent on customer demand.
*

The expected commercial production timeline of the above models is dependent on various risks and uncertainties, including those described in “Cautionary Note Regarding Forward-Looking Statements”. See also section 11.0 of the Interim MD&A entitled “Key Factors Affecting Lion’s Performance”.

The Company’s EVs are tailored to satisfy the needs of its customers and are designed, manufactured, and assembled in-house, without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. To achieve this, Lion has developed its own purpose-built solutions for electric chassis, truck cabins, and bus bodies, incorporating its proprietary battery technology with modular energy capacity and its proprietary Lion software.

Like others in the EV space, the Company has adopted a sales model that is generally based on direct-to-customer sales tailored for EVs, thereby generally avoiding reliance on third-party dealerships. As part of its go-to-market strategy, the Company assists its customers through the EV transition journey in all critical aspects of vehicle selection, financing (including through the LionCapital Solutions division), purchasing and adoption, including EV education and training, and identification and seeking of any applicable governmental grants, energy requirements, charging infrastructure, maintenance, and advanced telematics solutions. To enhance customer experience and help drive repeat purchases, the Company leverages its network of Experience Centers, which are dedicated spaces where prospective customers, policymakers and other transportation industry stakeholders can familiarize themselves with the Company’s EVs, learn about their specifications and advantages, obtain sales support and meet sales representatives, discuss grant and subsidy assistance, obtain charging infrastructure assistance, receive vehicle training, maintenance support and have existing vehicles serviced. Services available on-site at the Company’s Experience Centers include product demonstrations and sales support, full-service training, charging infrastructure assistance and maintenance support. The Company currently has twelve Experience Centers strategically located in key markets in the United States and Canada.

Regulatory Environment

The electrification of medium and heavy-duty commercial vehicles continues to gain momentum as governments at various levels in the United States and Canada are seeking to implement measures aimed at reducing transportation-related greenhouse gas emissions and are taking tangible actions towards this objective. For example, at the U.S. federal level, the Biden administration recently signed into law the Inflation Reduction Act of 2022, and also signed into law the Bipartisan Infrastructure Law, under which the U.S. Environmental Protection Agency (the “EPA”) launched its Clean School Bus Program which is expected to provide US$5 billion over the next five years (2022-2026) to replace existing school buses with zero-emission and low-emission models. U.S. States and municipalities have also implemented various programs to offset carbon emissions, such as Zero-Emission Vehicle (ZEV) credit trading mechanisms in California and Ney York City’s plan to electrify its school bus fleet by 2035. Additionally, 17 states and Washington D.C. have signed the Multi-State Medium and Heavy-Duty Zero Emission Vehicle Memorandum of Understanding, which has an objective of having 100% of all new medium and heavy-duty vehicle sales be zero-emission by 2050, with an interim target of 30% zero-emission vehicle sales by 2030. In Canada, the Canadian federal government has established the Zero Emission Transit Fund though which the Canadian federal government plans on investing C$2.75 billion over five years to support public transit and school bus electrification, and the Canada Infrastructure Bank has launched a C$1.5 debt funding assistance program to assist public transit and school bus operators in their transition towards electrification. In Quebec, the provincial government previously announced its Green Economy Plan with the objective of cutting greenhouse gas emissions and banning sales of gasoline-powered consumer and light-duty vehicles by 2035. The Quebec provincial government has also announced various programs to assist school and transit bus fleets as well as medium and heavy-duty trucks electrification. Similar programs have also been established by the British Columbia provincial government.

In May 2022, the EPA announced the availability of US$500 million under the first round of funding of the EPA Clean School Bus Program, which amount was subsequently increased to US$965 million in September 2022. In October 2022, the EPA announced the recipients of the first round of awards (amounting to US$913 million), under which 2,468 buses were awarded to 391 applicants. Out of these buses, the Company estimates, based on the names of the applicant organizations publicly disclosed on the EPA website and its knowledge of the industry, that over 1,400 buses were awarded directly to school districts without the related voucher being filed through an original equipment manufacturer (OEM), while over 1,000 buses were awarded to school districts who filed applications through OEMs. This includes 41 school districts across 16 U.S. states for which applications were filed through Lion who were awarded vouchers to purchase 207 electric buses. These vouchers are conditional on buses being ordered from October 2022 to April 2023, and infrastructure being installed and vehicle delivered by October 2024. While these vouchers relate to applications that have been filed through the Company, there is no certainty that vouchers awarded to school districts will translate into actual purchase orders and/or sales, which will be dependent upon the applicable school district electing to timely submit an actual purchase order to the Company and, as applicable, any purchase order being fulfilled in accordance with its terms. Based on the current terms of the EPA Clean School Bus Rebate Program, unless a purchase order has been received by the Company, vouchers awarded under the actual format of the EPA Clean School Bus Rebate Program are not included in Company’s order book. See “Cautionary Note Regarding Forward-Looking Statements”.

Employees and Footprint

The Company currently has approximately 1,350 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.

The Company’s primary manufacturing facility is located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq. ft and includes an in-

house R&D and testing center. In addition, the Company is working on the construction of a new leased U.S. manufacturing facility in Joliet, Illinois which will be the Company’s biggest footprint in the United States and will support the Company in addressing the increasing demand in the marketplace for “Made in America” zero-emission vehicles, and the construction of a battery manufacturing plant and innovation center located at the YMX International Aerocity of Mirabel, Quebec, which will be highly automated and is expected to focus on the production of battery packs and modules made from Lithium-ion.

The Company’s head and registered office is located at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, and its telephone number is (450) 432-5466. Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus Supplement, which are available under the Company’s profiles at www.sedar.com and on EDGAR at www.sec.gov.

RISK FACTORS

An investment in the Units involves risks. Before purchasing the Units, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors identified in section 23.0 entitled “Risk Factors” of the Annual MD&A incorporated by reference in this Prospectus Supplement and Item 3.D entitled “Risk Factors” of the Annual Report incorporated by reference in this Prospectus Supplement. Additional risks and uncertainties, that the Company does not presently consider to be material or of the Company is not presently aware, also may become important factors that affect the business, results of operations or financial condition of the Company. See “Cautionary Note Regarding Forward-Looking Statements”.

The share price of the Common Shares has been and may continue to be volatile, and the market price of the Warrants may be volatile.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The share price of the Common Shares has fluctuated significantly this year, and there is no current market for the Warrants. There can be no assurance that such fluctuations will not affect the price of the Common Shares or Warrants, and the price may decline below their acquisition cost. As a result of this volatility, investors may not be able to sell the Unit Shares, the Warrants and/or the Warrant Shares at or above their acquisition cost.

The market price of the Common Shares has and could be further subject to significant fluctuations. Some of the factors that may cause the market price of the Common Shares (and the Warrant Shares, accordingly) to fluctuate include:

•	volatility in the market price and trading volume of comparable companies;

•	actual or anticipated changes or fluctuations in the Company’s operating results or in the expectations of market analysts;

•	real or perceived impacts on the Company’ s business operations, including due to supply chain shortages, demand volatility and uncertain market conditions;

•	the impact of any public announcements made in regard to this Offering or other transactions;

•	litigation or regulatory action by or against the Company;

•	short sales, hedging and other derivative transactions in the Common Shares;

•	positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	publication of research reports or news stories about the Company, its competitors or its industry;

•

investors’ general perception of the Company and the public’s reaction to its press releases, other public announcements and filings with U.S. and Canadian securities regulators, including its financial statements;

•

adverse market reaction to any indebtedness it may incur or securities it may issue in the future, including under the Company’s current “at-the-market” equity program pursuant to the prospectus supplement dated June 17, 2022 to the Shelf Prospectus;

•	sales of the Common Shares by existing shareholders;

•	recruitment or departure of key personnel;

•	changes in general political, economic, industry and market conditions and trends;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and

•	the other risk factors described in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein.

All of the above factors could also impact and cause fluctuations to the price of the Warrants. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares (and the Warrant Shares, accordingly). There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the Company’s business, results of operations or financial condition and the trading price of the Common Shares may be materially adversely affected.

In addition, broad market and industry factors may harm the market price of the Common Shares (and the Warrant Shares, accordingly). Hence, the price of the Common Shares (and the Warrant Shares, accordingly) could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of the Common Shares (and the Warrant Shares, accordingly) regardless of the Company’s operating performance. In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against that company. If the Company is involved in any similar litigation, it could incur substantial costs, its management’s attention and resources could be diverted and the Company’s business, results of operations and financial condition could be materially adversely affected.

The Company’s management will have broad discretion in the uses of the net proceeds from the Offering.

The Company cannot specify with certainty the particular uses of the net proceeds it will receive from the Offering. The Company’s management will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditure. Accordingly, an investor in the Units will have to rely upon the judgment of the Company’s management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. The Company’s management may use the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if they believe it would be in the Company’s best interest to do so and may spend a portion or all of the net proceeds from the Offering in ways that the Company’s shareholders might not desire, that might not yield a favorable return and that might not increase the value of a purchaser’s investment. The failure by the Company’s management to apply these funds effectively could have a material adverse effect on the Company’s business results of operations or financial condition. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

There is currently no market for the Warrants.

The Warrants constitute a new issue of securities of the Company. There is currently no market through which the Warrants may be sold and purchasers of Units may not be able to resell the Warrants purchased under this

Prospectus Supplement. While the TSX has conditionally approved the listing of the Warrants and the Company has applied to list the Warrants on the NYSE, listing will be subject to the Company fulfilling all of the applicable listing requirements of the NYSE and the TSX, including distribution of the Warrants to a minimum number of public securityholders. While the Company will endeavor to obtain approvals for listing of the Warrants as quickly as possible, there can be no guarantee that NYSE and/or the TSX will finalize its review process and grant approval by the closing date of this Offering. Depending on the review and approvals process, which is outside of the Company’s control, there may be significant delays before listing for the Warrants is approved on one or both of the NYSE and the TSX. There is therefore no assurance that the Warrants will be listed on the NYSE and the TSX at closing of the Offering or at all. If listed, the Warrants may trade at a discount depending on the market for similar securities, the Company’s performance, the performance of the Common Shares and other factors. No assurance can be given that a liquid market for the Warrants will develop for the Warrants after the Offering, or if developed, that such a market will be sustained at the price level of the Offering. To the extent that an active trading market for the Warrants does not develop, the liquidity and trading prices of the Warrants may be adversely affected.

The Warrants are speculative in nature and may not have any value.

The Warrants merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire Common Shares and pay an exercise price of US$2.80 per Common Share, subject to certain adjustments, prior to the date that is five (5) years following the Closing Date, after which date any unexercised Warrants will expire and have no further value. Moreover, following completion of the Offering, the market value of the Warrants, if any, is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their imputed offering price. There can be no assurance that the market price of the Common Shares will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.

Holders of Warrants will not be entitled to any rights with respect to the Common Shares prior to exercise.

Holders of Warrants will not be entitled to any rights with respect to the Common Shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on the Common Shares), but if such a holder subsequently exercises its Warrants, such holder will be subject to all changes affecting the Common Shares. Rights with respect to the Common Shares will arise only if and when the Company issues and registers the Common Shares upon the exercise of a Warrant and, to a limited extent, under any adjustment provisions of the Warrant Indenture.

Future sales (or the perception of future sales) of the Company’s securities by existing shareholders or by the Company could cause the market price of Common Shares or Warrants to drop significantly, even if its business is doing well.

The Company may issue additional securities to finance future activities outside of the Offering, including under its current “at-the-market” equity program pursuant to the prospectus supplement dated June 17, 2022 to the Shelf Prospectus. Sales of a substantial number of Common Shares or Warrants in the public market by existing shareholders or by the Company could occur at any time, including sales from existing shareholders following the closing of this Offering who may be concerned about the dilutive effect of this Offering on their investment holdings, and resales from purchasers of the Unit Shares or Warrant Shares who are not subject to any lock-up or other transfer restrictions. These sales, or the perception in the market that the holders of a large number of Common Shares or securities convertible into Common Shares or that the Company intends to sell Common Shares or securities convertible into Common Shares, could reduce the market price of Common Shares or the Warrants. A decline in the market prices of the Common Shares could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

The Company entered into a registration rights agreement dated May 6, 2021 (as amended, the “Registration Rights Agreement”) pursuant to which, subject to the terms and conditions contained therein, each of PEC,

9368-2672 Quebec Inc. (“9368-2672”) (a corporation which the CEO—Founder of the Company has control over, directly and indirectly, a majority of the voting shares) and Amazon.com NV Investment Holdings LLC (the “Specified Warrantholder”) were granted certain rights with respect to the registration or qualification by prospectus in the United States and/or Canada of the sale of Common Shares held by them.

The Specified Warrantholder currently holds a warrant to purchase Common Shares issued on July 1, 2020 (the “Specified Customer Warrant”) entitling the Specified Warrantholder to acquire, subject to the terms thereof (including applicable vesting conditions) up to 35,350,003 Common Shares at an exercise price of US$5.66 per share, the whole as described in Section 10.C entitled “Material Contracts” of the Annual Report. In addition, as of December 9, 2022, the Company has outstanding 27,111,323 public warrants (the “Business Combination Warrants”), with each warrant entitling the holder thereof to acquire, subject to the terms thereof, one Common Share per Business Combination Warrant at an exercise price of US$11.50 per share. The Business Combination Warrants are listed on the TSX and on the NYSE under the symbols “LEV.WT” and “LEV.WS,” respectively. Any exercise by the Specified Warrantholder, any holder of Business Combination Warrants or holder of Warrants of its right to acquire Common Shares pursuant to the Specified Customer Warrant, the Business Combination Warrants or the Warrants, as applicable, will dilute the ownership interests of the Company’s then-existing shareholders and reduce the Company’s earnings per share. In addition, any sales in the public market of any the Common Shares issuable upon the exercise of the Specified Customer Warrant, Business Combination Warrants or Warrants could adversely affect prevailing market prices of the Common Shares.

Further, the Company cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances and sales of Common Shares will have on the market price of Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for Common Shares.

Certain of the Company’s shareholders may have significant influence over the Company.

As of the date hereof, each of PEC and 9368-2672, directly or indirectly, owns or controls approximately 33.9% and 13.4% of the issued and outstanding Common Shares, respectively, in each case, on a non-diluted basis. Following the completion of the Offering, it is expected that (i) PEC and 9368-2672 will, directly or indirectly, own or control approximately 35.4% and 12.2% of the issued and outstanding Common Shares, respectively (or, if the Over-Allotment Option is exercised in full, 34.9% and 12.0%, respectively) and (ii) PEC will own 9,842,519 Warrants. Each of PEC and 9368-2672 may therefore have significant influence over the Company’s management and affairs, which could limit a shareholder’s ability to influence the outcome of matters submitted to shareholders for a vote, including election of directors and significant corporate transactions.

In addition, the Company has entered into a nomination rights agreement dated May 6, 2021 with PEC and 9368-2672, pursuant to which, subject to the terms and conditions contained therein, each of PEC and 9368-2672 are granted certain rights to nominate members of the Company’s board of directors (including, in certain cases, members of committees of the Company’s board of directors) for so long as it holds a requisite percentage of the total voting power of the Company. Each of PEC and 9368-2672 will be able to influence the Company’s decisions. The market price of the Common Shares could be adversely affected due to the significant influence and voting power of PEC and 9368-2672. Moreover, the significant influence and voting interest of PEC and 9368-2672 may discourage transactions involving a change of control, including transactions in which an investor, as a holder of Common Shares, might otherwise receive a premium for the Common Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed.

Additionally, PEC’s interests may not align with the interests of the Company’s other shareholders. PEC (or its affiliates or related entities) is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Lion. PEC (or its affiliates or related entities) may also pursue acquisition opportunities that may be complementary to the Company’s business, and, as a result, those acquisition opportunities may not be available to the Company.

Investors that purchase Units in this Offering will suffer immediate and substantial dilution.

The public offering price of the Units is substantially higher than the net tangible book value per Common Share. Therefore, investors who purchase Units in the Offering will pay a price per share that substantially exceeds the Company’s pro forma net tangible book deficit per share after the closing of the Offering.

The Company is generally not restricted from issuing additional Common Shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares. The Company may undertake additional offerings of Common Shares and of securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares in the future. The increase in the number of Common Shares issued and outstanding and the possibility of sales of such Common Shares will dilute the voting power of the Company’s existing holders of Common Shares. The market price of the Common Shares could also decline as a result of future sales of Common Shares or securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares after this Offering or the perception that such sales could occur.

Return on Common Shares or the Warrants is not guaranteed.

There is no guarantee that the Common Shares or the Warrants will earn any positive return in the short term or long term. A holding of Common Shares or Warrants is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares or Warrants is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

The terms of the Warrants may not be favorable to all investors.

Each Unit consists of one Unit Share and one Warrant and each whole Warrant will entitle the holder thereof to acquire one Common Share subject to applicable adjustment provisions. However, no fractional shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional Warrant Shares. As a result, investors holding fractional Warrants may lose the value from that portion of their investment unless they are able to acquire additional fractional Warrants to make up a whole Warrant. There may not be any active market for such fractional Warrants, and the Company is under no obligation to sell or otherwise issue fractional shares to investors to make their fractional Warrant investments whole.

The Warrant Indenture will include certain beneficial ownership limitations, under which Warrants will not be exercisable if, after giving effect to the issuance of the Warrant Shares to such exercising holder, such holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such issuance, with certain exceptions, including, an increase in the limitation not to exceed 9.99%. Holders who would beneficially own in excess of the beneficial ownership limitations after exercise of the Warrants may have to hold the warrants until the expiry date. There is no recourse for holders who, due to the beneficial ownership limitation, cannot exercise their Warrants before they expire. Additionally, any holder of the Common Shares that, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, beneficially owns, as of closing of the Offering and prior to the issuance of any Warrants, at least 10.00% of the number of Common Shares outstanding as of the date immediately prior to the date of closing of the Offering (which includes, as of the date of this Prospectus Supplement, PEC and 9368-2672), will not be subject to this limitation and will be able to exercise its Warrants above the beneficial ownership limitation. There is no recourse for holders who may be treated differently with respect to the beneficial ownership limitation, depending on whether they may be subject to such limitation or not, pursuant to the terms of the Warrant.

Although the Company has agreed to use its commercially reasonable efforts to maintain an effective registration statement in respect of the Warrant Shares, in the event that a holder wishes to exercise its Warrants and there is no effective registration statement available or if the prospectus contained therein is not available for the offer and sale of the Warrant Shares, and the Company has not determined to or is in the process of filing such a registration statement and/or the related prospectus for the offer and sale of the Warrant Shares, then the Warrants may only be exercised, in whole or in part, at such time by means of a “cashless exercise”, only if, an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available as determined by the Company in its sole discretion. Any holders without any such available exemption may face significant liquidity limitations and may lose value in their investment.

No Guarantee of an Active Liquid Market for Common Shares.

There is no guarantee that an active trading market for the Common Shares will be maintained on the TSX and/or the NYSE. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

The Company does not expect to declare any dividends in the foreseeable future.

The Company has never declared or paid any dividends on the Common Shares, and the Company anticipates reinvesting earnings to finance the growth of its business, and does not anticipate declaring any cash dividends to holders of Common Shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances.

Investors may be subject to adverse U.S. federal income tax consequences if the Company is or becomes a passive foreign investment company for U.S. federal income tax purposes.

A non-U.S. corporation will be considered a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes in any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.

Based upon the Company’s current and projected income, assets and activities, the Company does not expect to be considered a PFIC in 2022 or in the reasonably foreseeable future. However, the final determination of whether the Company may be classified as a PFIC for the current taxable year will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time. No assurance can be given that the Company will not be a PFIC for the current or any future taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder, as defined in “ Certain United States Federal Income Tax Considerations” , holds Common Shares or Warrants, the U.S. Holder might be subject to increased U.S. federal income tax liability and to additional reporting obligations. See “ Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”. Prospective Investors are encouraged to consult their own tax advisors regarding the applicability of the PFIC rules to their purchase, ownership and disposition of Common Shares or Warrants.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated cash and consolidated capitalization of the Company (i) as at September 30, 2022 on an actual basis, and (ii) as at September 30, 2022 on an adjusted basis to give effect to the completion of the Offering (assuming no exercise of the Over-Allotment Option). This table should be read in conjunction with the Company’s Interim Financial Statements and Interim MD&A, each of which is incorporated by reference in this Prospectus Supplement.

	As at September 30, 2022
	Actual	After giving effect to the Offering(1)
	(in thousands of US$)
Cash	$66,613	$113,683

Debt(2) and share warrant obligations
Long-term debt and other debts	$57,472	$57,472
Share warrant obligations	$18,418	$36,605

Total debt and share warrant obligations	$75,890	$94,077

Equity
Share capital(3)	$437,899	$467,848
Contributed surplus	$132,478	$132,478
Deficit	$(147,342)	$(148,408)
Cumulative translation adjustment	$(24,742)	$(24,742)

Total shareholders’ equity	$398,293	$427,176

Total capitalization	$474,183	$521,253

(1)

The amount included in the table includes the estimated net proceeds of the Offering to be received by the Company from the sale of Units, after deducting the estimated expenses of the Offering, assuming all such estimated expenses were paid at closing. The amount does not reflect (i) the use of proceeds set out under “Use of Proceeds”, (ii) the entering into by the Company of the loan agreement with Finalta Capital Fund, L.P. and Caisse de dépôt et placement du Québec for a loan facility of up to a principal amount of C$30 million as further described in Section 9.0 entitled “Recent Developments” of the Interim MD&A, and (iii) sales made by the Company since September 30, 2022 under its “at-the-market” equity program as described under “Prior Sales” in this Prospectus Supplement.

(2)	Total debt excludes lease liabilities.
(3)

Immediately following closing of the Offering, based on the number of shares outstanding as of December 9, 2022 and assuming no exercise of the Over-Allotment Option, 218,079,962 Common Shares and no preferred shares will be issued and outstanding (or 221,032,717 Common Shares and no preferred shares, assuming exercise of the Over-Allotment Option in full). Also does not assume the exercise of any Warrants.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Description of Units

The Offering consists of 19,685,040 Units, with each Unit consisting of one Unit Share and one Warrant. Each whole Warrant will entitle the holder thereof to acquire one Warrant Share at an exercise price of US$2.80 per Warrant Share, until 5:00 p.m. (Toronto Time) on the date that is five (5) years following the Closing Date, subject to adjustment in certain customary events. The Units will immediately separate into Unit Shares and Warrants upon issuance. The Units will not be certificated or listed on any recognized exchange, and the Company does not contemplate establishing a trading market for the Units.

Unit Shares and Warrant Shares

The Unit Shares and Warrant Shares will have all of the characteristics, rights and restrictions of our Common Shares. The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of December 9, 2022 there were 198,394,922 Common Shares and no preferred shares outstanding. See “Description of Securities—Common Shares” in the Shelf Prospectus for a description of the material attributes and characteristics of the Common Shares.

Warrants

The TSX has conditionally approved the listing of the Warrants, and the Company has applied to list the Warrants on the NYSE. Listing of the Warrants will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE, including distribution of the Warrants to a minimum number of public securityholders. While the Company will endeavor to obtain approvals for listing of the Warrants as quickly as possible, there can be no guarantee that NYSE and/or the TSX will finalize its review process and grant approval by the closing date of this Offering. There is therefore no assurance that the Warrants will be listed on the NYSE or the TSX at closing of the Offering or at all. Such listings will be subject to the Company fulfilling all listing requirements of the NYSE and the TSX. See “Risk Factors”. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation.

The Warrants will be issued under and governed by the Warrant Indenture to be entered into on the Closing Date between the Company and TSX Trust Company, as warrant agent. The Company will appoint the principal transfer office of TSX Trust Company in Toronto, Ontario as the location at which the Warrants may be surrendered for exercise, transfer or exchange. A register of holders will be maintained at the primary offices of the warrant agent in Toronto, Ontario.

Each whole Warrant will be transferable and will entitle the holder thereof to acquire one Warrant Share at an exercise price of US$2.80 per Warrant Share, until 5:00 p.m. (Toronto Time) on the date that is five (5) years following the Closing Date, subject to adjustment in certain customary events, after which time the Warrants will expire and become null and void. The Warrant Indenture will provide that, subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(a)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a distribution (other than a distribution of Warrant Shares upon the exercise of any Warrants and a distribution of Common Shares upon the exercise of any outstanding options);

(b)	the subdivision, redivision or change of the Common Shares into a greater number of Common Shares;

(c)	the consolidation, reduction or combination of the Common Shares into a lesser number of Common Shares;

(d)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the current market price on such record date; and

(e)

the issuance or distribution to all or substantially all of the holders of the Common Shares of (i) securities of any class, whether of the Company or any other trust (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a “Rights Offering” (as defined in the Warrant Indenture); (iii) evidences of its indebtedness or (iv) any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(a)	reclassifications of the Common Shares or a capital reorganization of the Company;

(b)	consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity; or

(c)	the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price. Furthermore, no adjustment will be made in the right to acquire Warrant Shares if an issue of Common Shares of the Company is being made in connection with a share incentive plan, restricted share plan or share purchase plan for the benefit of directors, officers, employees, consultants or other service providers, or the satisfaction of existing instruments issued as of the date of the Warrant Indenture.

Any fractional Common Shares shall be rounded down to the nearest whole number and the holder of such Warrants shall not be entitled to any compensation in respect of any fractional Common Shares which is not issued. The Company is not obligated in any way to assist holders to recoup any alleged or perceived lost value as a result of being entitled to any fractional Warrant Shares as calculated upon exercise of the Warrants, in the event the holders are not able to transact to sell or purchase sufficient Warrants to exercise into a whole Warrant Share. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

The Warrant Indenture will include certain beneficial ownership limitations under which Warrants will not be exercisable to the extent that, after giving effect to the issuance of the Warrant Shares issuable upon such exercise of the Warrants, the holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such issuance. Such beneficial ownership limitation may be increased or decreased by the holder upon notice to the Company, to a maximum of 9.99%. Notwithstanding the foregoing, any holder of the Common Shares that, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, beneficially owns, as of closing of the Offering and prior to the issuance of any Warrants, at least 10.00% of the number of Common Shares outstanding as of the date immediately prior to the date of closing of the Offering shall not be subject to such beneficial ownership limitations. Except as provided in the Warrant Indenture, beneficial ownership will be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent the beneficial ownership limitations apply, the determination of whether a Warrant is exercisable and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the holder, and the submission of an exercise notice in respect of any Warrants shall be deemed to be the holder’s determination of whether the Warrants are exercisable, and neither the warrant agent nor the Company will have any obligation to verify or confirm the accuracy of such determination.

The Warrant Indenture will provide that the Company will use its reasonable commercial efforts to maintain the registration statement or another registration statement relating to the Warrant Shares effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent the Company’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the

Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Company’s obligations under the Warrant Indenture). If no such registration statement is effective or if the prospectus contained therein is not available for the offer and sale of the Warrant Shares, and the Company has not determined to or is in the process of filing such a registration statement and/or the related prospectus for the offer and sale of the Warrant Shares, then the Warrants may be exercised by holders thereof, in whole or in part, at such time by means of a “cashless exercise”, only if, as determined by the Company in its sole discretion, an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. During any such period and subject to the foregoing, any person holding Warrants may give notice of their desire to exercise the Warrants, at which time the Company will permit the cashless exercise of the Warrants and issue such number of Warrant Shares calculated pursuant to the provisions of the Warrant Indenture, provided that such Warrant Shares shall take on the registered characteristics and any transfer restrictions of the Warrants being exercised. If no such registration statement is effective, the Company will notify the holders of the Warrants in accordance with the provisions of the Warrant Indenture.

The Warrant Indenture will provide that, from time to time, the Company may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of the Warrants, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the holders of Warrants may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants by the affirmative vote of the holders of Warrants representing not less than 66 2/3% of the aggregate number of Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

The foregoing summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture in the form to be agreed upon by the parties. Reference should be made to the Warrant Indenture for the full text of attributes of the Warrants which will be filed by the Company under its corporate profile on SEDAR and EDGAR following the closing of the Offering.

USE OF PROCEEDS

The net proceeds to be received by the Company from the Offering, assuming no exercise of the Over-Allotment Option, are estimated to be approximately US$47,069,651, after deducting the Underwriters’ fee relating to the Units sold in the Offering and the other expenses relating to the Offering, taking into account the modified Underwriters’ fee on any sales to Designated Purchasers (US$54,082,149 if the Over-Allotment Option is exercised in full).

The principal reasons for the sale of the Units under the Offering are to increase the Company’s cash balance and financial flexibility. The Company intends to use the net proceeds from the Offering to strengthen its financial position, and allow it to continue to pursue its growth strategy, including the Company’s capacity expansion projects in Joliet, Illinois and Mirabel, Quebec. In addition to the net proceeds from the Offering, the Company’s projects in Joliet, Illinois and Mirabel, Quebec, are expected to be funded with the Company’s cash on hand, cash it generates from the sale of its products and services, funds available under its revolving credit facilities, net proceeds from past and future sales, if any, under the Company’s “at-the-market” program and, with respect to the Company’s Mirabel, Quebec, project, the Company’s existing financing agreements with the Canadian federal and Quebec provincial governments. See section 8.0 of the Interim MD&A entitled “Operational Updates” for more information on the Company’s projects in Joliet, Illinois and Mirabel, Quebec.

The Company incurred operating losses of US$60.4 million in the nine-month period ended September 30, 2022, and of US$119.8 million and US$72.5 million in each of the fiscal years ended December 31, 2021 and 2020, respectively. Further, the Company had negative cash flows from operating activities of US$88.9 million in the nine-month period ended September 30, 2022, and of US$131.0 million and US$27.1 million in each of the fiscal years ended December 31, 2021 and 2020, respectively. These operating losses and negative cash flows are the result of the substantial investments made by the Company to grow its business, and the Company expects to continue to make significant expenditures to expand the Company’s business in the future. As a result, the Company may continue to incur operating losses in the short term, as it continues to execute on its growth strategy. The Company may also continue to have negative cash flows from operating activities and therefore use a portion of the net proceeds from the Offering to fund such negative cash flows from operating activities in future periods.

Management of the Company will have broad discretion with respect to the use of the net proceeds from the sale of the Units, as well as the timing of their expenditure. While the Company currently anticipates that it will use the net proceeds of the Offering as set forth above, it may use the net proceeds differently, after giving consideration to its strategy relative to market and other conditions, as well as other factors described under “Risk Factors”.

PLAN OF DISTRIBUTION

General

Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters have agreed to purchase, as principals, severally and not jointly (within the meaning of such terms under the laws of the State of New York) on the Closing Date, or such earlier or later date as the Company and the Underwriters may agree, but in any event no later than December 22, 2022, the number of Units set out opposite their respective names below, representing an aggregate of 19,685,040 Units, at a price of US$2.54 per Unit, for an aggregate gross consideration of US$50,000,001, payable in cash against delivery of the Units. The Offering Price was determined by negotiation between the Company and the Underwriters, with reference to the then-current market price for the Common Shares.

Underwriter	Number of Units
B. Riley Securities, Inc.	16,732,284
National Bank Financial Inc.	2,952,756
Total	19,685,040

The Company has granted to the Underwriters an Over-Allotment Option exercisable in whole or in part, from time to time not later than 30 days after the Closing Date, to purchase from the Company the Additional Units on the same terms as set out above and below solely to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of Additional Securities, if any, to be issued and sold by the Company upon exercise of the Over-Allotment Option. A purchaser who acquires Additional Securities forming part of the over-allocation position acquires those shares under this Prospectus Supplement regardless of whether the over allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Units are being offered in the United States by B. Riley and in Canada by NBF pursuant to the Underwriting Agreement. The Offering is being made concurrently in Canada under the terms of the Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Units for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. B. Riley is not registered to sell securities in any Canadian jurisdiction and, accordingly, will sell Units only outside of Canada. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Units outside of Canada and the United States.

The Underwriting Agreement provides that the Company will pay the Underwriters at the time of closing of the Offering a fee of US$0.1651 per Unit (or Additional Unit, if the Over-Allotment Option is exercised) sold pursuant to the Offering, except that the fee shall be US$0.08255 per Unit on any sale of Units to Designated Purchasers. The Company has agreed to reimburse the Underwriters for certain expenses, including the fees and disbursements of its counsel in an amount not to exceed US$400,000.

The Company expects that delivery of the Units will be made against payment therefor on or about December 16, 2022, which is the fourth business day following the date hereof. Under Rule 15c6-1 of the Securities Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Unit Shares or Warrants on the date hereof or the next three business days will be required, by virtue of the fact that the Units initially will not settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint (within the meaning of such terms under the laws of the State of New York) and are subject to certain closing conditions. The

Underwriters may terminate their obligations under the Underwriting Agreement by notice given by the representatives to the Company if after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the NYSE, the NYSE American, the Nasdaq or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NYSE or TSX, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in the representative’s reasonable judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in the representative’s reasonable judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Units on the terms and in the manner contemplated in this Prospectus Supplement. The Underwriters are, however, obligated to take up and pay for all of the Units if any Units are purchased under the Underwriting Agreement.

Subject to the terms of the Underwriting Agreement, the Company has also agreed to indemnify the Underwriters and their respective directors, officers, employees and agents against certain liabilities, including civil liabilities under Canadian and United States securities legislation, or to contribute to any payments the Underwriters may be required to make in respect thereof. The Underwriters, as principals, conditionally offer the Units qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Units, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pursuant to the Underwriting Agreement, the Company has agreed that until the date that is 90 days following the date of the Underwriting Agreement (the “Restricted Period”), it will not, and will not publicly disclose any intention to, without the prior written consent of B. Riley, subject to certain exceptions: (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, or, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares, or such other securities, in cash or otherwise, (iii) file any registration statement with the SEC or prospectus with any Canadian securities regulatory authority relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares. The exceptions include: (a) the Units (including the Unit Shares and Warrants comprising the Units) (and any Additional Securities) to be sold in the Offering and issuance of Warrant Shares (and any Additional Warrant Shares) upon the exercise of Warrants; (b) the issuance of incentive compensation or equity (including the Common Shares), including convertible, exchangeable, exercisable, other derivative equity securities or any instrument representing a right to receive any equity securities (including Common Shares) under the existing Incentive Plans of the Company, as such plans may be amended or restated, (c) any Common Shares issued pursuant to any existing non-employee director stock plan or dividend reinvestment plan of the Company, (d) the issuance of any Common Shares upon the exercise of any option or warrant, or the conversion or exchange of any convertible or exchangeable securities outstanding as of the date of the Underwriting Agreement, (e) the filing of any registration statement relating to securities (including Common Shares) granted or to be granted pursuant to the existing Incentive Plans of the Company (including those assumed by the Company or its subsidiaries in a transaction contemplated in (f)), (f) Common Shares, or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnership or other strategic acquisitions, but excluding stock options, by the Company or any of its subsidiaries); provided certain conditions are met, including that (i) the aggregate amount of Common Shares (the “Transaction Shares”) issued in connection with such transactions, not taking into account Common Shares issuable in connection with transactions disclosed by the Company prior to the date of the Underwriting Agreement in respect of which a definitive agreement has been entered into as of the date of the Underwriting Agreement (which shall not constitute Transaction Shares), does not exceed 10% of the total shares outstanding of the Company upon consummation of the Offering, and, (ii) in the case of any such issuance prior to the expiration of the Restricted Period, each such recipient of Common Shares or securities agrees to be bound by restrictions applicable to the Company’s directors and officers detailed below in respect of the Transaction Shares received by such issuee, or (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) or similar plan under Canadian securities laws for the transfer of Common Shares, provided that such plan does not provide for the transfer of Common Shares, during the Restricted Period, and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period.

In addition, PEC and each of the directors and executive officers of the Company (collectively, the “Locked-Up Persons”) have executed “lock-up” letters. Pursuant to the “lock-up” letters, until the date that is 90 days following the date of this Prospectus Supplement, the directors and executive officers of the Company have agreed that they will not, and will not publicly disclose the intention to, without the consent of B. Riley, subject to certain exceptions: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by them or any securities convertible into or exercisable or exchangeable for Common Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares. The exceptions include: (a) transactions relating to Common Shares or other securities acquired in open market transactions after completion of the Offering, subject to certain exceptions; (b) a bona fide gift of Common Shares or securities convertible into Common Shares; (c) distributions of Common Shares or any security convertible into Common Shares to limited partners, members or stockholders or other equity holders of the signatory; (d) transfers of Common Shares or any security convertible into Common Shares to certain affiliates of the signatory, subject to certain exceptions, (e) the exercise of any rights to purchase, exchange or convert any stock options, or rights, or the settlement of any restricted share unit, performance share unit, deferred share unit or similar instrument, granted pursuant to the Company’s Incentive Plans existing as of the date of the Underwriting Agreement, provided that certain conditions are met; (f) a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Common Shares involving a change of control of the Company, provided that certain conditions are met; (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of Common Shares, provided that certain conditions are met, including that such plan does not provide for the transfer of Common Shares during the restricted period of the “lock-up” letter; (h) participation in a dividend reinvestment plan or other similar plan authorized and implemented by the Company; (i) forfeitures to the Company or other transfers to satisfy any income, employment or social tax withholding and remittance obligations of the undersigned arising in connection with the vesting or settlement of restricted stock units or exercise, conversion or exchange of any options or other equity securities held by the undersigned and outstanding as of the date of the lock-up letters, provided, that any Common Shares received upon such exercise, conversion, exchange, vesting or settlement shall be deemed subject to the terms of the lock-up letter (including, for the avoidance of doubt, the exclusions in this list); (j) transfer or forfeiture to the Company of any securities (including the Unit Shares, Warrants and Warrant Shares (and any Additional Securities)) issued to the undersigned pursuant to any employee benefit plans described in the short form base shelf prospectus and this prospectus supplement, as such benefit plans may be amended or restated, or any non-employee director stock plan referred to in the short form base shelf prospectus and this prospectus supplement, upon and as a result of the termination of the undersigned’s relationship with the Company; (k) transfer to the Company in connection with the redemption of fractional shares of the Company’s securities and (l) pledges or security interests, provided that the pledgee or beneficiary of the security interest shall sign and deliver a lock-up letter including the same restrictions set forth herein. The “lock-up” letter entered into by PEC includes terms that are substantially similar to the “lock-up” letters entered into by the directors and executive officers of the Company.

The Common Shares are listed and posted for trading on the NYSE and on the TSX under the symbol “LEV”.

The TSX has conditionally approved the listing of the Unit Shares, the Warrant Shares, the Additional Shares, the Additional Warrant Shares and the Warrants. Listing is subject to the Company fulfilling all of the listing requirements of the TSX, including, in respect of the Warrants, distribution of the Warrants to a minimum number of public securityholders. The Company has applied to list the Unit Shares, the Warrant Shares, the Additional Shares, the Additional Warrant Shares and the Warrants on the NYSE. Listing is subject to the Company fulfilling all of the listing requirements of the NYSE, including, in respect of the Warrants, distribution of the Warrants to a minimum number of public securityholders.

The Underwriters propose to offer the Units initially at the Offering Price. After the Underwriters have made reasonable efforts to sell the Units at the Offering Price, the Underwriters may offer the Units to the public at prices lower than the Offering Price, and the compensation realized by the Underwriters pursuant to the Offering will effectively be decreased by the amount that the price paid by purchasers for the Units is less than the original Offering Price. Any such reduction will not affect the net proceeds of the Offering received by the Company.

Pursuant to the rules and policy statements of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market-balancing activities and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.

Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Over-Allotment Option. If, following the closing of the Offering, the market price of the Common Shares decreases, the short position created by the over-allocation position in the Common Shares may be filled through purchases in the open market, creating upward pressure on the price of the Common Shares. If, following the closing of the Offering, the market price of Common Shares increases, the over-allocation position in the Common Shares may be filled through the exercise of the Over-Allotment Option.

The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Company will arrange for the instant deposit of the Unit Shares and Warrants by the Underwriters under the book-based system of registration, to be registered to DTC or its nominee and deposited with DTC on the Closing Date, or as otherwise may be agreed to with the Underwriters. No certificates evidencing the Units, the Unit Shares or the Warrants will be issued to purchasers of the Units. Purchasers of the Units will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Units is purchased.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a “Member State”), no Units have been offered or will be offered pursuant to the offer described herein to the public in that Member State prior to the publication of a prospectus in relation to the Units which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the relevant competent authority in that Member State, all in accordance with the Prospectus Regulation (as defined below), except that the Units described in this Prospectus Supplement may be offered to the public in that Member State any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Units shall require us or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For purposes of this provision, the expression an “offer to the public” in relation to any Units in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Units to be offered so as to enable an investor to decide to purchase or subscribe for the Units, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

The Company has not authorized and does not authorize the making of any offer of Units through any financial intermediary on its behalf, other than offers made by the Underwriters with a view to the final placement of the Units as contemplated in this Prospectus Supplement. Accordingly, no purchaser of the Units, other than the Underwriters, is authorized to make any further offer of the Units on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, “FSMA”)) in connection with the issue or sale of any Units may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Company.

Each purchaser of Units must comply with all applicable provisions of the FSMA and the Financial Services Act 2012 with respect to anything done by it in relation to any Units in, from or otherwise involving the United Kingdom.

This Prospectus Supplement and the accompanying Shelf Prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors as defined in Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA in connection with the issue or sale of any Units may otherwise lawfully be communicated or caused to be communicated (each such person being referred to as a “relevant person”)). This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

No Units have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the Units which has been approved by the UK Financial Conduct Authority, except that the Units may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

•	in any other circumstances falling within section 86 of the FSMA,

provided that no such offer of Units shall require us or any Underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For purposes of this provision, the expression an “offer of Units to the public” in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Units to be offered so as to enable an investor to decide to purchase or subscribe for the Units, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

Notice to Prospective Investors in Switzerland

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Units. The Units may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Units to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Units constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Units may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This Prospectus Supplement relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus. The Units to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Units offered should conduct their own due diligence on the Units. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

Hong Kong

The Units have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.

571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the Units has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Units. Accordingly, the Units have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan. For Qualified Institutional Investors (“QII”) please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Units constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Units. The Units may be transferred only to QIIs. For non-QII investors please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Units constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Units. The Units may be transferred only en bloc without subdivision to a single investor.

Singapore

This Prospectus Supplement and the accompanying Shelf Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, this Prospectus Supplement and the accompanying Shelf Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Units may not be circulated or distributed, nor may the Units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Units are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Units under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; (3) by operation of law; (4) pursuant to Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offer of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notification under Section 309B(1)(c) of the SFA

The Company has determined that the Units are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in the CMP Regulations 2018), that the Units are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Australia

No “prospectus” or other “disclosure document”, as each of those terms are defined in the Corporations Act 2001 of Australia (the “Australian Corporations Act”), in relation to the Units has been, or will be, lodged with the Australian Securities and Investments Commission. Each Underwriter has represented and agreed that it: (a) has not made (directly or indirectly) or invited, and will not make (directly or indirectly) or invite, an offer of the Units for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and (b) has not distributed or published, and will not distribute or publish, this Prospectus Supplement, the accompanying Shelf Prospectus or any other offering material or advertisement relating to the Units in Australia, unless: (i) the aggregate consideration payable for such Units on acceptance of the offer is at least A$500,000 (or its equivalent in any other currency, in either case calculated in accordance with both section 708(9) of the Australian Corporations Act and regulation 7.1.18 of the Corporations Regulations 2001 of Australia) or the offer or invitation does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Australian Corporations Act; (ii) the offer or invitation constitutes an offer to either a “wholesale client” or “sophisticated investor” for the purposes of Chapter 7 of the Australian Corporations Act; (iii) such action complies with any applicable laws, regulations and directives (including without limitation, the licensing requirements set out in Chapter 7 of the Australian Corporations Act) in Australia; and (iv) such action does not require any document to be lodged with Australian Securities and Investments Commission or any other regulatory authority in Australia.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN OF THE UNDERWRITERS

The Company may be considered to be a “connected issuer”, as such term is defined in National Instrument 33-105—Underwriting Conflicts, of NBF, as an affiliate of NBF is part of the syndicate of lenders (the “Lenders”) that has made credit facilities (the “Credit Facilities”) available to the Company. The Company is not in default of its obligations to the Lenders and the Lenders have not waived any breach of the applicable agreement since it was entered into. As at September 30, 2022, US$36.9 million was drawn under the Credit Facilities. The determination of the terms and conditions of the Offering were made through negotiations among the Underwriters and the Company without the involvement of the Lenders, although the Lenders have been advised of the Offering. NBF will derive no benefit from the Offering other than its fees described under “Plan of Distribution”.

NBF has in the past engaged, and may in the future engage, in transactions with, and perform services, including commercial banking, financial advisory and investment banking services, for the Company and its subsidiaries in the ordinary course of business for which they have received or may receive customary compensation.

TRADING PRICE AND VOLUME

The following table sets forth the respective high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for the preceding 12-month period.

	TSX					NYSE
	High $		Low $		Volume	High $		Low $		Volume
2021
December	C$	14.73	C$	11.30	21,084,619	US$	11.61	US$	8.82	24,403,398
2022
January	C$	12.95	C$	9.14	16,032,805	US$	10.18	US$	7.20	18,710,035
February	C$	11.57	C$	8.74	12,007,398	US$	9.09	US$	6.77	13,824,635
March	C$	11.53	C$	9.00	13,626,461	US$	9.21	US$	7.04	17,647,050
April	C$	10.82	C$	7.76	12,323,304	US$	8.65	US$	6.04	10,946,976
May	C$	8.29	C$	6.16	14,622,920	US$	6.51	US$	4.73	14,624,411
June	C$	7.39	C$	5.30	17,312,248	US$	5.86	US$	4.11	18,772,229
July	C$	6.64	C$	5.23	7,926,613	US$	5.14	US$	4.07	12,020,226
August	C$	7.27	C$	4.91	12,072,887	US$	5.66	US$	3.75	17,768,280
September	C$	5.41	C$	3.88	14,112,543	US$	4.10	US$	2.82	28,909,880
October	C$	4.38	C$	3.25	15,895,128	US$	3.21	US$	2.36	23,485,070
November	C$	4.96	C$	3.60	16,281,156	US$	3.73	US$	2.66	21,775,457
December (1 to 9)	C$	4.19	C$	3.50	5,091,119	US$	3.09	US$	2.60	5,032,104

PRIOR SALES

During the 12-month period prior to the date of this Prospectus Supplement, the Company has issued Common Shares, or securities convertible into Common Shares, as follows.

Date of Issuance	Type of Security	Number of Securities	Issuance / Exercise Price per Security
December 10, 2021	Option to purchase Common Shares(1)	14,600	C$13.29
May 13, 2022	Option to purchase Common Shares(1)	493,614	C$6.92 US$5.31
May 20, 2022	Option to purchase Common Shares(1)	65,083	C$7.05
June 7, 2022	Common Shares (exercise of warrants)(2)	100	US$11.50
June 29, 2022	Common Shares (exercise of warrants)(2)	200	US$11.50
August 1, 2022 to August 31, 2022	Common Shares (sales under ATM)(3)	2,750,435	US$4.74(5)
September 1, 2022 to September 30, 2022	Common Shares (sales under ATM)(3)	1,958,387	US$3.81(5)
October 21, 2022	Common Shares (exercise of options)(4)	45,121	C$0.94
November 1, 2022 to November 30, 2022	Common Shares (sales under ATM)(3)	2,421,716	US$3.06(5)
December 1, 2022 to December 9, 2022	Common Shares (sales under ATM)(3)	1,216,251	US$2.73(5)

(1)	Grant of options to purchase Common Shares under the omnibus incentive plan adopted effective May 6, 2021.

(2)	Exercise of warrants to purchase Common Share which were issued on May 6, 2021 to former shareholders of Northern Genesis Acquisition Corp.
(3)	Issuance of Common Shares under the Company’s “at-the-market” equity program pursuant to the prospectus supplement dated June 17, 2022 to the Shelf Prospectus.
(4)	Exercise of options to purchase Common Shares under the Company’s legacy equity-based incentive plan adopted in November 2017, as amended and restated in December 2019 and May 2021.
(5)	Represents average issue price per Common Share during the applicable period.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of the Company’s Common Shares and Warrants by a U.S. Holder (as defined below). Because the Units will immediately separate into Common Shares and Warrants upon issuance, a holder should be treated, for U.S. federal income tax purposes, as acquiring the underlying Common Shares and Warrants of the Unit.

This summary is based on provisions of the Internal Revenue Code of 1986 (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital dated August 16, 1984 (as amended by any subsequent protocols) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Common Shares or Warrants. In particular, this summary is directed only to U.S. Holders that hold Common Shares or Warrants as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of the Company’s stock by vote or value, persons holding Common Shares or Warrants as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Common Shares or Warrants.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares or Warrants that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Common Shares.

U.S. Holders should consult their own tax advisors about the consequences of the acquisition, ownership, and disposition of the Common Shares or Warrants, including the relevance to their particular situations of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Tax Residence of the Company for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is organized under the laws of the Province of Quebec (Canada), would be treated as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule, under which a non-U.S. organized entity might, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and guidance regarding their application is unclear and incomplete.

Under Section 7874 of the Code, an entity that is treated as a corporation for U.S. federal income tax purposes and organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation), (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation (and tax residence) relative to the expanded affiliated group’s worldwide activities (the “Substantial Business Activities Exception”), and (iii) after the acquisition, the former stockholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 of the Code (the “Ownership Test”).

Additionally, the Company and its shareholders may be exposed to other adverse tax consequences (including the denial of the preferential rate that applies to “qualified dividends” discussed under “Taxation of Dividends”, below) if it is determined that conditions described (i) and (ii) of the preceding paragraph are met and the Ownership Test applicable to the Company as a result of the Business Combination is less than 80% but at least 60% (the “60% Inversion Rules”).

On May 6, 2021, pursuant to a business combination agreement and plan of reorganization, a wholly-owned subsidiary of the Company merged with and into Northern Genesis Acquisition Corp. (“NGA”), a Delaware corporation, with NGA surviving the merger as a wholly-owned subsidiary of the Company and the shareholders and warrant holders of NGA receiving shares and warrants in the Company in exchange for their shares and warrants, as applicable, in NGA (collectively, the “Business Combination”). Please see the Annual Report for a more complete description of the Business Combination. As a result, the determination of whether the Company will be treated as a U.S. corporation for U.S. federal income tax purposes depends on whether the Company satisfies the Ownership Test and, if it does, whether it satisfies the Substantial Business Activities Exception. Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury regulations promulgated thereunder, and certain factual assumptions, the Company currently believes that former holders of NGA common stock held less than 60% (by both vote and value) of the Company Common Shares by reason of holding NGA common stock as determined for purposes of Section 7874 of the Code. In addition, the Company believes it might satisfy the Substantial Business Activities Exception. Accordingly, the Company does not believe it is treated as a U.S. corporation for U.S. federal income tax purposes or subject to the 60% Inversion Rules, and the Company takes this position on its tax returns. The rules for determining ownership under Section 7874 of the Code are complex, unclear, and the subject of ongoing regulatory change. Thus, the Company’s reporting positions described herein are not free from doubt.

The Company has not sought and will not seek any rulings from the Internal Revenue Service (“IRS”) as to such tax treatment. The Company has not and will not obtain an opinion regarding its treatment as a U.S. corporation under Section 7874 of the Code or the application of the 60% Inversion Rules to it, and there can be no assurance that such an opinion could be obtained or, if obtained, would be provided at the desired level of certainty in the future. Moreover, regardless of whether the Company could obtain such an opinion, there can be no assurance that tax advisors or the IRS would not take a contrary position to those described above or that such a contrary position would not be sustained by a court.

If the Company were to be treated as a U.S. corporation for U.S. federal income tax purposes, this could result in a number of negative tax consequences for the Company and its shareholders. For example, the Company would be subject to U.S. federal income tax on its worldwide income and, as a result, could be subject to substantial liabilities for additional U.S. income taxes. Moreover, the gross amount of any dividend payments to the Company’s non-U.S. Holders could be subject to 30% U.S. withholding tax (depending on the application of any income tax treaty that might apply to reduce the withholding tax).

Consistent with the Company’s reporting position, the remainder of this discussion assumes that the Company is not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and is not subject to the 60% Inversion Rules. However, the Company is not representing that (i) it will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or (ii) it will not be subject to the 60% Inversion Rules.

Allocation of Purchase Price and Characterization of a Unit

There is no statutory, administrative or judicial authority directly addressing the treatment, for U.S. federal income tax purposes, of securities with terms substantially the same as a Unit, and, therefore, that treatment is not entirely clear. Because the Units will immediately separate into Common Shares and Warrants upon issuance, the acquisition of a Unit should be treated for U.S. federal income tax purposes as the acquisition of one Common Share and one Warrant, a whole one of which is exercisable to acquire one Common Share. The Company intends to treat the acquisition of a Unit in this manner and, by purchasing a Unit, you agree to adopt such treatment for U.S. federal income tax purposes. Each holder of a Unit must allocate the purchase price paid by such holder for such Unit between the one Common Share and one Warrant based on the relative fair market value of each at the time of issuance. The Company will not be providing holders with such allocation, and it is possible that different holders will reach different determinations regarding such allocation. A holder’s allocation of purchase price between Common Shares and Warrants is not binding on the IRS or the courts, and no assurance can be given that the IRS or the courts will agree with a holder’s allocation. Therefore, we strongly urge each investor to consult its tax advisor regarding the determination of value for these purposes. A holder’s initial tax basis in the Common Share and one Warrant should equal the portion of the issue price so allocated to such share or warrant.

The foregoing treatment of the Company’s Units, Common Shares and Warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each holder is advised to consult its own tax advisor regarding the risks associated with an investment in a Unit (including alternative characterizations of a Unit) and regarding an allocation of the purchase price among the Common Shares and one Warrant. The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to Common Shares (including any amount withheld in respect of Canadian taxes) that is paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the U.S. Holder receives the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

The Company does not expect to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

For a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the U.S. Holder receives the dividends. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the Common Shares will be subject to taxation at a preferential rate if the dividends are “qualified dividend income.” Dividends paid on the Common Shares will be treated as qualified dividend income if:

•

the Common Shares are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	the Company was not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The Common Shares are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Treaty meets the requirements for reduced rates of taxation, and the Company believes it is eligible for the benefits of the Treaty. Based on the Company’s financial statements and relevant market and shareholder data, the Company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2021 taxable year. In addition, subject to the discussion below under “— Passive Foreign Investment Company Status”, based on the Company’s financial statements and the Company’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, it does not anticipate becoming a PFIC for its 2022 taxable year or in the reasonably foreseeable future. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Canadian dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Canadian tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the Canadian tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Canadian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Canadian dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Canadian tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Taxation of Dispositions of Common Shares and Warrants

Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the Common Shares or Warrants, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Common Shares or Warrants, as applicable, each as determined in U.S. dollars. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Common Shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the Common Shares or Warrants generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Canadian tax imposed on the sale or other disposition of the Common Shares or Warrants generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Canadian tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Common Shares or Warrants even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Common Shares and Warrants and any Canadian tax imposed on such sale or disposition.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the exercise of a Warrant for cash. A U.S. Holder’s tax basis in a Common Share acquired pursuant to the exercise of a Warrant for cash generally will equal to the sum of the U.S. Holder’s tax basis in the Warrant (that is, the portion of the U.S. Holder’s purchase price for the Units that is allocated to the Warrant, as described above under “Allocation of Purchase Price and Characterization of a Unit”) and the exercise price. It is unclear whether a U.S. Holder’s holding period for the Common Shares will commence on the date of exercise of the Warrant or on the day following the date of exercise of the Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s tax basis in the Common Share received generally would equal the U.S. Holder’s tax basis in the Warrants. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Common Shares would be treated as commencing on the date of exercise of the Warrant or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the Common Shares would include the holding period of the Warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange. In such an event, a U.S. Holder could be deemed to have surrendered Warrants with an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants deemed surrendered and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Common Shares received would equal the sum of the U.S. Holder’s initial investment in the Warrants exercised (that is, the portion of the U.S. Holder’s purchase price for the Units that is allocated to the Warrant, as described above under “Allocation of Purchase Price and Characterization of a Unit”) and the exercise price of such Warrants. It is unclear whether a U.S. Holder’s holding period for the Common Shares received would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant.

Because of the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Warrants.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Common Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities Distributed—Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases such U.S. Holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Common Shares that would be obtained upon exercise or through a decrease to the exercise price) as a result of a distribution of cash or other property to the holders of our Common Shares which is taxable to the U.S. Holders of such Common Shares as described under “Taxation of Dividends” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Warrants received a cash distribution from the Company equal to the fair market value of such increased interest.

Passive Foreign Investment Company Status

Special U.S. tax rules apply to non-U.S. companies that are considered to be PFICs. The Company will be classified as a PFIC in a particular taxable year if either

•	75 percent or more of its gross income for the taxable year is passive income; or

•	the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent.

Based on the Company’s financial statements and the Company’s expectations about the nature and amount of its income, assets and activities and the market value of its equity, the Company does not believe that it was a PFIC in 2021, and it does not expect to become a PFIC in 2022 or the reasonably foreseeable future. However, the final determination of whether we may be classified as a PFIC for the current taxable year will not be able to be made until after the end of the year and will depend on all of the relevant facts and circumstances available at that time. No assurance can be given that we will not be a PFIC for the current or any future taxable year.

Although our PFIC status is determined annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held Common Shares or Warrants while the Company was a PFIC, whether or not the Company meets the test for PFIC status in those subsequent years. In the event that, contrary to the Company’s expectations, it is classified as a PFIC in any taxable year that is included in the holding period of a U.S. Holder of Common Shares or Warrants, and, in the case of Common Shares, the U.S. Holder did not make a timely mark-to-market election (as described below) such U.S. Holder generally would be subject to adverse tax consequences with respect to (i) any gain realized from the sale or other taxable disposition of Common Shares or Warrants; and (ii) any “excess distribution” made to the U.S Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Common Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Common Shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Common Shares or Warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if the Company is a PFIC and the Common Shares constitute “marketable stock” (which the Company expects to be the case for so long as Common Shares are listed on the NYSE), and such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Common Shares, makes a valid mark-to-market election with respect to such shares for such taxable year, such U.S. Holder generally will not be subject to the PFIC rules described above. Instead, in general, the U.S. Holder will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Common Shares at the end of such year over its adjusted basis in its Common Shares. These amounts of ordinary income would not be eligible for the reduced tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Common Shares over the fair market value of its Common Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. Holder’s basis in its Common Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Common Shares will be treated as ordinary income. Currently, a mark-to market election may not be made with respect to Warrants. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to their Common Shares under their particular circumstances.

The rules dealing with PFICs and the mark-to-market election are very complex and are affected by various factors in addition to those described above. Accordingly, investors should consult their own tax advisors concerning the application of the PFIC rules to Common Shares and Warrants under their particular circumstances.

Foreign Financial Asset Reporting.

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year, or US$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the Common Shares or Warrants to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, and McCarthy Tetrault LLP, Canadian counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder (the “Tax Act”) generally applicable to a holder who acquires, as beneficial owner, Units under the Offering. For purposes of this summary, references to Common Shares include Unit Shares and Warrant Shares unless otherwise indicated. This summary only applies to a holder who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with, and is not affiliated with, the Company or the Underwriters and acquires and holds the Common Shares and Warrants as capital property (a “Holder”). Generally the Common Shares and Warrants will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Common Shares or Warrants in the course of carrying on a business of buying and selling securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a “functional currency” (as defined in the Tax Act, which excludes Canadian currency); (v) that has entered or will enter into, with respect to the Common Shares or the Warrants, a “derivative forward agreement”, or “synthetic disposition arrangement” as defined in the Tax Act; (vi) that receives dividends on the Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act; (vii) that is a partnership; or (viii) that is exempt from tax under Part I of the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation (or does not deal at arm’s length with a corporation) that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares or Warrants, controlled by a non-resident corporation, individual, trust, or group of the foregoing that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Units.

This summary is based on the facts set out in this Prospectus Supplement and the Prospectus, the provisions of the Tax Act (and the regulations thereunder (the “Regulations”)) in force as of the date prior to the date hereof, the Canada-U.S. Tax Convention, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action and there can be no assurance that the Tax Act or the Regulations will not be amended or CRA’s administrative policies and assessing practices changed in a manner that could materially adversely affect the Canadian federal income tax considerations described herein. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Common Shares or Warrants will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Allocation of Cost

A Holder who acquires Units pursuant to this Offering will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Unit Share and the Warrant comprising each Unit in order to determine their respective costs to such Holder for the purposes of the Tax Act. Holders should consult their own tax advisors in this regard.

The adjusted cost base to a Holder of each Unit Share comprising a part of a Unit acquired pursuant to this Offering will be determined by averaging the cost of such Unit Share with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder of a Warrant upon the exercise of such Warrant. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Holder, plus the amount paid on the exercise of the Warrant. For the purpose of computing the adjusted cost base to a Holder of each Warrant Share acquired on the exercise of a Warrant, the cost of such Warrant Share must be averaged with the adjusted cost base to such Holder of all other Common Shares (if any) held by the Holder as capital property immediately prior to the exercise of the Warrant.

Currency Conversion

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Warrants or Common Shares (including, without limitation, dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in foreign currency must be converted into Canadian dollars using “relevant spot rate” (as defined in the Tax Act) for the day on which such amount arose or such other rate as is acceptable to the CRA.

Taxation of Resident Holders

The following portion of the summary applies to a Holder who, for purposes of the Tax Act, is or is deemed to be resident in Canada at all relevant times (a “Resident Holder”). A Resident Holder to whom Common Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares, and all other “Canadian securities” as defined in the Tax Act, held by such Resident Holder in the taxation year of the election and in all subsequent taxation years, treated as capital property. Such election is not available in respect of Warrants. Resident Holders should consult their own tax advisors regarding this election.

Dividends on Common Shares

Dividends (including deemed dividends) received on the Common Shares by a Resident Holder who is an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by individuals from “taxable Canadian corporations”, as defined in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”. Dividends received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends (including deemed dividends) received on the Common Shares by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances. A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year. Such tax may be refundable in certain circumstances. Resident Holders that are corporations should consult their own tax advisers regarding their particular circumstances.

Generally, the expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired Warrant.

Disposition of Common Shares and Warrants

Generally, upon a disposition (or a deemed disposition) of a Common Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) or a Warrant (other than on the exercise of a Warrant), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base of such share or Warrant and any reasonable costs of the disposition. The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to this Offering will be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Company owned by the Resident Holder as capital property immediately before the time of acquisition, if any. The tax treatment of capital gains and capital losses is discussed below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition (or deemed disposition) of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or a share substituted for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, or a “substantive CCPC”, as proposed to be defined in the Tax Act pursuant to the Tax Proposals released on August 9, 2022, may be liable for an additional tax on its “aggregate investment income” (as defined in the Tax Act), which is defined to include an amount in respect of taxable capital gains. Such additional tax may be refundable in certain circumstances. Resident Holders that are corporations should consult their own tax advisers regarding their particular circumstances.

Capital gains realized by an individual (other than certain trusts) may give rise to alternative minimum tax.

Taxation of Non-Resident Holders

This portion of the summary is applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is neither resident in Canada nor deemed to be resident in Canada, and (ii) who does not use or hold, (and is not deemed to use or hold) the Common Shares or the Warrants in connection with carrying on a business in Canada (a “Non-Resident Holder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is either an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Units.

Dividends

Dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder by the Company will be subject to Canadian withholding tax at the rate of 25%, subject to a reduction of such rate under the terms of an applicable income tax treaty or convention. In general, in the case of a Non-Resident Holder who is a resident of the United States for purposes of the Canada-U.S. Tax Convention, who is the beneficial owner of the dividend, and who qualifies for full benefits of the Canada-U.S. Tax Convention, the rate of such withholding tax will be reduced to 15%. Non-Resident Holders are urged to consult their own advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Common Shares and Warrants

A Non-Resident Holder who disposes of or is deemed to dispose of a Common Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) or a Warrant (other than on the exercise of a Warrant) generally will not be subject to tax under the Tax Act in respect of a capital gain realized on such disposition or deemed disposition, and a capital loss arising on such disposition or deemed disposition will not be recognized under the Tax Act, unless the Common Share or the Warrant, as applicable, constitutes (or is deemed to constitute) “taxable Canadian property” of such Non-Resident Holder for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares and Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) at the time of disposition, the Common Shares and the Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition or deemed disposition, the two following conditions are met concurrently (i) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, Common Shares or Warrants may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

If the Common Shares or Warrants are or deemed to be taxable Canadian property of a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Common Shares or Warrants may not be subject to tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders whose Common Shares or Warrants constitute taxable Canadian property should consult their own tax advisors.

The expiry of an unexercised Warrant that is, or is deemed to be, “taxable Canadian property” of a Non-Resident Holder for purposes of the Tax Act, will generally result in a capital loss to the Non-Resident Holder equal to the adjusted cost base of the Warrant to the Non-Resident Holder immediately before its expiry.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company files certain reports with, and furnishes other information to, the SEC and securities regulatory authorities in Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the SEC and securities regulatory authorities in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports, statements and other information may be prepared in accordance with the disclosure requirements of the securities regulatory authorities of Canada, which requirements are different from those of the United States. These filings are electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement and the Shelf Prospectus.

The Company has filed with the SEC a registration statement on Form F-10 (File No. 333- 265627) under the U.S. Securities Act, with respect to the Units offered by this Prospectus Supplement. This Prospectus Supplement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by rules and regulations of the SEC. For further information with respect to the Company and the Offering, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the documents filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the accompanying Shelf Prospectus under “Documents Incorporated by Reference”, the executed Underwriting Agreement described in this Prospectus Supplement, the executed Warrant Indenture described in this Prospectus Supplement and the consents of auditors and legal counsel have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Stikeman Elliott LLP with respect to Canadian legal matters and Cleary Gottlieb Steen & Hamilton LLP with respect to U.S. legal matters, and on behalf of the Underwriters by McCarthy Tetrault LLP with respect to Canadian legal matters and

Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. At the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of McCarthy Tetrault LLP, as a group, each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent auditors of the Company are Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, located at 600 De La Gauchetiere Street West, Suite 2000, Montreal, Quebec, H3B 4L8. Raymond Chabot Grant Thornton LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Quebec) and of the U.S. Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Common Shares in Canada is TSX Trust Company, at its principal office in Montreal, Quebec, and in the United States is American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under and governed by the QBCA, that most of its directors and officers reside principally in Canada, that some of the Underwriters or experts named in the Registration Statement may be residents of a foreign country, and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or its directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or relating to or concerning an offering of securities under this Prospectus Supplement.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Company’s directors, namely Latasha Akoma, Sheila C. Bair, Dane L. Parker, Ann L. Payne and Lorenzo Roccia, reside outside of Canada. Each of Latasha Akoma, Sheila C. Bair, Dane L. Parker, Ann L. Payne and Lorenzo Roccia have appointed The Lion Electric Company, 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Lion Electric Company at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, telephone: (450) 432-5466 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	June 17, 2022

THE LION ELECTRIC COMPANY

US$350,000,000

Common Shares

Preferred Shares

Debt Securities

Warrants

Subscription Receipts

Units

The Lion Electric Company (the “Company”, “Lion”, “us”, “we” or “our”) may offer, issue and sell, as applicable, from time to time common shares (“Common Shares”), preferred shares (“Preferred Shares”), debt securities (“Debt Securities”), warrants (“Warrants”) to acquire any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), subscription receipts (“Subscription Receipts”) to acquire any of the other securities that are described in this Prospectus, and units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), for up to an aggregate offering price of US$350,000,000 (or its equivalent in Canadian dollars or any other currencies), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.

We will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

All dollar amounts in this Prospectus are in U.S. dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities offered pursuant to this Prospectus.

Our Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. This prospectus may qualify an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”). In connection with any underwritten offering of Securities other than an “at-the-market distribution”, unless otherwise specified in the relevant Prospectus Supplement the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be commenced, interrupted or discontinued at any time. A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds we expect to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold, the compensation of such underwriters, dealers or agents and other material terms of the plan of distribution. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”.

Our Common Shares are listed and posted for trading on the New York Stock Exchange (the “NYSE”) and on the Toronto Stock Exchange (the “TSX”) under the symbol “LEV”. On June 16, 2022, the last trading day prior to the date of this Prospectus, the closing prices of the Common Shares on the NYSE and the TSX were US$4.44 and C$5.73, respectively. In addition, warrants to purchase Common Shares (the “Lion Public Warrants”) are listed on the NYSE under the symbol “LEV WS” and the TSX under the symbol “LEV.WT”. On June 16, 2022, the last trading day prior to the date of this Prospectus, the closing prices of the Lion Public Warrants on the NYSE and the TSX were US$0.97 and C$1.30, respectively. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares and the Lion Public Warrants will not be listed on any securities exchange. There is currently no market through which such Securities other than Common Shares and Lion Public Warrants may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE ‘‘SEC’’) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The Company prepares its annual financial statements and its interim financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. This Prospectus does not discuss U.S. or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under and governed by the Business Corporations Act (Quebec) (the “QBCA”), that most of its directors and officers, and some of the experts named in this Prospectus, reside principally in Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Civil Liabilities under U.S. Federal Securities Laws”.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Directors of the Company residing outside of Canada have appointed The Lion Electric Company, 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

Our head and registered office is located at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, and our telephone number is (450) 432-5466.

ABOUT THIS PROSPECTUS

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein). We take no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where the offer is not permitted. Readers are required to inform themselves about, and to observe any restrictions relating to, any offer of Securities and the possession or distribution of this Prospectus and any applicable Prospectus Supplement.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities in compliance with applicable securities laws. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada, which have been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, telephone: (450) 432-5466, and are also available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov.

The following documents, filed by the Company with the applicable securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the annual report on Form 20-F of the Company dated March 29, 2022 for the year ended December 31, 2021 (the “Annual Report”);

(b)

the audited consolidated financial statements of the Company for the years ended December 31, 2021, 2020 and 2019, together with the notes thereto and the report of independent registered public accounting firm thereon (the “Annual Financial Statements”);

(c)	the management’s discussion and analysis of the Company for the years ended December 31, 2021, 2020 and 2019 (the “Annual MD&A”);

(d)	the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2022 and 2021;

(e)	the management’s discussion and analysis of the Company for the three months ended March 31, 2022 and 2021 (the “Interim MD&A”); and

(f)	the management information circular of the Company dated March 29, 2022 in connection with the annual meeting of shareholders of the Company held on May 6, 2022.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms (or annual report on Form 20-F, which satisfies the Canadian requirements to file an annual information form), material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including any applicable exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K, Form 20-F or Form 40-F by the Company with the SEC on or after the date of this Prospectus shall be deemed to be incorporated by reference into the registration statement on Form F-10 (the “Registration Statement”) of which this Prospectus forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon new annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the term of this Prospectus, the previously filed annual consolidated financial statements and all interim consolidated financial statements, together with related management’s discussion and analysis, relating to prior periods shall be deemed to no longer be incorporated into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

Upon a new annual information form or annual report on Form 20-F (which satisfies the Canadian requirements to file an annual information form) being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the term of this Prospectus, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this Prospectus), and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business’ or related businesses’ operations are incorporated into the Company’s most recent audited annual financial statements), shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

Upon a new information circular prepared in connection with an annual meeting of the Company being filed with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the term of this Prospectus, the previous information circular prepared in connection with an annual meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Upon new interim financial statements and related management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the term of this Prospectus, all previously filed interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

In addition, certain “marketing materials” (as that term is defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” (as that term is defined in NI 41-101) of “marketing materials” pertaining to a distribution of Securities and filed by the Company after the date of the applicable Prospectus Supplement(s) for the distribution of such Securities and before termination of the distribution of such Securities, will be deemed to be incorporated by reference into such Prospectus Supplement(s) for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Any statements contained in this Prospectus and the documents incorporated by reference herein that are not statements of historical fact, including statements about the Company’s beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements included in this Prospectus and the documents incorporated by reference herein may relate to the Company’s order book and the Company’s ability to convert it into actual sales, the Company’s long-term strategy and future growth, the Company’s battery plant and innovation center project in Quebec and its U.S. manufacturing facility, and the expected launch of new models of electric vehicles. Such forward-looking statements are based on a number of estimates and assumptions that the Company believes are reasonable when made, including that the Company will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that the Company will continue to operate its business in the normal course, that the Company will be able to implement its growth strategy, that the Company will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Quebec battery plant and innovation center, that the Company will not suffer any further supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that the Company will be able to maintain its competitive position, that the Company will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that its results of operations and financial condition will not be adversely affected, that the Company will be able to benefit, either directly or indirectly (including through its clients), from government subsidies and economic incentives in the future, and that the Company will be able to secure additional funding through equity or debt financing on terms acceptable to the Company when required in the future. Such estimates and assumptions are made by the Company in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those described in section 11.0 entitled “Key Factors Affecting Lion’s Performance” and section 23.0 entitled “Risk Factors” of the Annual MD&A, Item 3.D entitled “Risk Factors” of the Annual Report, and our other filings with the Canadian securities regulatory authorities and the SEC, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, as well as those contained in any Prospectus Supplement.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on any forward-looking statement, which speaks only as of the date made. The forward-looking statements contained in this Prospectus and in the documents incorporated by reference herein represent our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. Except as required under applicable securities laws, the Company undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking statement, whether as a result of new information, future events or otherwise.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. The opinions, estimates or assumptions referred to above and described in greater detail in the documents incorporated by reference herein should be considered carefully by prospective investors.

All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in this Prospectus and the documents incorporated by reference herein and in other documents filed with the applicable Canadian securities commissions or similar regulatory authorities in Canada and the SEC.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

The Company is a company incorporated under and governed by the QBCA. Most of the Company’s directors and officers, and some of the experts named in this Prospectus, reside principally in Canada, and the majority of the Company’s assets and all or a substantial portion of the assets of these persons are located outside the United States. The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or its directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Company appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

TRADEMARKS AND TRADE NAMES

This Prospectus and the documents incorporated by reference herein include certain trademarks and trade names, such as “Lion”, “LionBeat”, and “LionEnergy,” which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this Prospectus and in the documents incorporated by reference herein may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. All other trademarks used in this Prospectus or the documents incorporated by reference herein are the property of their respective owners.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

In this Prospectus, references to “C$” are to Canadian dollars and to “US$” are to U.S. dollars. On June 16, 2022, the Bank of Canada rate of exchange was C$1.00 = US$0.77 or US$1.00 = C$1.29.

Our annual financial statements and our interim financial statements are reported in U.S. dollars, and are prepared in accordance with IFRS.

WHERE YOU CAN FIND MORE INFORMATION

The Company files certain reports with, and furnishes other information to, the SEC and securities regulatory authorities in Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the SEC and securities regulatory authorities in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports, statements and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. These filings are electronically available from SEDAR at www.sedar.com and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus.

The Company has filed with the SEC under the U.S. Securities Act of 1933, as amended (the “Securities Act”), the Registration Statement relating to the Securities being offered hereunder, of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the United States Securities Exchange Act of 1934 (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and the

Company’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov.

THE LION ELECTRIC COMPANY

Business of the Company

General

The Company is a corporation existing under the QBCA. The Company believes it is a leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium- and heavy-duty urban vehicles. The Company gained distinct industry expertise and a first-mover advantage in the medium- and heavy-duty commercial urban electric vehicles (“EV”) segment through more than 12 years of focused all-electric vehicle research and development (“R&D”), manufacturing, and commercialization experience. The Company’s vehicles and technology benefit from over 10 million miles driven by more than 600 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.

The Company’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today. The product offering consists of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. The Company’s development pipeline consists of eight additional all-electric urban vehicles, five of which are expected to be commercialized in 2022: the Lion8 Tractor truck, Lion Ambulance, Lion Bucket truck, Lion5 (Class 5 truck), and the LionD (Type D school bus). The Lion7 (Class 7 truck), Lion Boom truck, and the Lion Utility truck are expected to be commercialized in 2023. In parallel, the Company intends to continue the development and improvement of its existing vehicle products, battery systems, services and solutions.

The Company currently has approximately 1,100 employees across all functions, including manufacturing, R&D, sales & marketing, service, and corporate and administrative.

The Company’s primary manufacturing facility is located in Saint-Jerome, Quebec, which is approximately 25 miles (or 40 km) north of Montreal, Quebec. The facility is approximately 200,000 sq.-ft and currently has an annual production capacity of 2,500 vehicles at full scale. In addition to manufacturing, the facility includes an in-house R&D and testing center.

The Company’s head and registered office is located at 921, chemin de la Riviere-du-Nord, Saint-Jerome, Quebec, Canada J7Y 5G2, and its telephone number is (450) 432-5466. Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus, which are available under our profiles at www.sedar.com and on EDGAR at www.sec.gov.

Joliet Facility

During fiscal 2021, the Company announced the construction of a new leased 900,000 sq.-ft. U.S. manufacturing facility in Joliet, Illinois (the “Joliet Facility”). The Company has taken possession of the Joliet Facility, and vehicle production is expected to begin in the second half of 2022. The Joliet Facility will be the Company’s biggest footprint in the United States and should enable the Company to meet the increasing demand in the marketplace for “Made in America” zero-emission vehicles.

Colliers International was retained as construction project manager and Merkur as advisor to assist with global project planning for the installation of the building and production equipment, as well as for the deployment of the facility. The Company is in the process of hiring the necessary workforce and has commenced training of production employees, which is expected to be substantially advanced near the end of 2022. The building and tenant improvements are expected to be substantially completed near the end of 2022. The Company is in the process of receiving and installing equipment for bus production lines. The first production stations for the bus assembly lines are in place, and workers have initiated the manufacturing of a first Lion C unit, mainly for training purposes at this stage. The first type C school buses are currently being manufactured for working stations set-up and employees training purposes. School bus production stations installations are expected to be substantially completed near the end of 2022, and the delivery of equipment relating to the truck production lines is also expected to begin near the end of 2022.

As a result of increases in cost of materials and labor caused mainly by the combined effect of inflation and shortages in supply of materials and labor, as well as changes in the design and scope made by the Company, the estimated total investment by the Company for the Joliet Facility was increased to approximately US$150 million, including approximately US$115 million expected to be disbursed in 2022, as disclosed earlier during the year in the Annual MD&A. In addition, the Company’s contractual lease obligations related to the facility represent approximately US$72 million over a 15-year period. As of March 31, 2022, expenditures incurred by the Company towards the project totaled approximately US$27 million, mostly related to tenant improvements and production equipment, and separate from building related investments made by the landlord. In addition, as of March 31, 2022, approximately US$37 million were engaged towards tenant improvement work and the purchase and installation of critical production and other equipment over the coming quarters. The cost estimates for the project have been refined by management based on approved construction budgets with third party contractors, signed equipment purchase agreements, quotes obtained from suppliers and costs incurred to date, which elements were not all available or definitive at the time initial estimates were formulated, and remain subject to change in certain instances. The Company expects capital deployments towards the project to increase significantly in the coming quarters as it continues with tenant improvement work and the installation of critical production and other equipment.

Lion Campus

Construction of the battery manufacturing plant and innovation center located in Mirabel, Quebec (the “Lion Campus”), began during the fourth quarter of 2021 and is continuing as planned. JR Automation, a Hitachi Group Company, was retained for battery manufacturing automation and equipment selection, and Pomerleau was retained as project manager and general contractor for the construction of the Lion Campus. In addition, the Company is partnering with Ricardo, an engineering firm, for the development of custom battery modules. The battery manufacturing plant will be highly automated and is expected to begin production of battery packs and modules made from Lithium-ion cells in the second half of 2022, with a planned annual production capacity at full scale of 5 gigawatt hours, enough to electrify approximately 14,000 of the Company’s medium and heavy-duty zero-emission trucks and buses.

The steel structure for the battery plant building is now completed while the construction of the steel structure for the innovation center building has begun and its foundations are substantially advanced. The construction of the battery manufacturing facility is expected to be completed in 2022 and the construction of the innovation center is expected to be completed in 2023. The Company continues to advance the development of both its proprietary modules and battery packs and the assembly line for commercial production of batteries. During the first quarter of fiscal 2022, the prototype module line was installed at JR Automation’s facility in Troy, Michigan, and the first pack prototype was produced and is undergoing testing. In parallel, the Company is working on conception tests for the commercial production line, which will first be installed and commissioned at JR Automation’s facility, and ultimately transferred to the Mirabel battery plant site.

As a result of increases in cost of materials and labor caused mainly by the combined effect of inflation and shortages in supply of materials and labor, as well as changes in the design and scope made by the Company (including the addition of a climate and dynamometer room and test center in the innovation center), the estimated total investment by the Company for the Lion Campus was increased to approximately US$180 million (C$225 million), including approximately US$100 million expected to be disbursed in 2022, as disclosed earlier during the year in the Annual MD&A. As of March 31, 2022, expenditures incurred by the Company towards the project totaled approximately US$22 million. In addition, approximately US$64 million is currently engaged towards construction and the purchase of critical equipment over the coming quarters. The cost estimates for the project have been refined by management based on approved construction budgets with third party contractors, signed equipment purchase agreements, quotes obtained from suppliers and costs incurred to date, which elements were not all available or definitive at the time initial estimates were formulated, and remain subject to change in certain instances. The Company expects capital deployments towards the project to increase significantly in the coming quarters as it continues with tenant improvement work and the installation of critical production and other equipment.

In connection with the construction of the Lion Campus, the Company has entered into agreements with each of the Canadian federal and Quebec governments (through the Strategic Investment Fund (the “SIF”) and Investissement Quebec, respectively) providing the Company with financing for up to approximately C$100 million (amounting to approximately C$50 million each), of which up to 30% is expected to be forgiven subject to certain criteria tied to the Company and to the operations of the facilities, including the creation and maintenance of workforce and certain minimum spending related to R&D activities. In both cases, funds will be provided to the Company by way of reimbursement of a predetermined percentage of qualified expenditures incurred by the Company, such that the ultimate amount to be received by the Company from the SIF and Investissement Quebec is dependent upon qualified expenditures being made by the Company in connection with the Lion Campus. In both cases, the Company will conduct work, incur expenses and fund all costs from its own capital resources, and then submit claims to the SIF and Investissement Quebec for reimbursement of a pre-determined percentage of eligible qualified expenditures up to the amount of their respective commitments. Contemplated capital expenditures are expected to allow receipt of such commitments in full. Disbursements by the SIF and Investissement Quebec are in each case conditional upon, among other things, the Company’s compliance with certain affirmative and negative covenants as set out in the applicable agreement, including covenants relating to Company’s creation and maintenance of workforce, operations and R&D activities.

Global Supply Chain Challenges

Global supply chain challenges continue to be exacerbated by labor shortages and other global events such as the military conflict between Russia and Ukraine. Such disruptions including port congestion, rail and weather disruptions, trucker shortages, and intermittent supplier shutdowns and delays, have resulted in component shortages, extended lead times for delivery of parts and raw materials, as well as, in certain cases, additional costs and production slowdowns. Therefore, the Company has from time-to-time experienced shortages of raw materials and components, and labor which, in turn, resulted in production slowdowns. These slowdowns have impacted the Company’s ability to deliver finished units to clients, in turn negatively impacting profitability and decreasing cash flows from operations.

To date, no contract penalties have been incurred by the Company as a result of such global supply chain challenges. In certain cases, supply chain challenges have contributed to delays in the rollout of certain products, which have resulted in the loss of a given subsidy or incentive for a client, or have forced a client to reallocate annual spending, which in turn may have contributed to the cancellation of certain orders. In other cases, such challenges have required the Company to collaborate with its clients to agree on updated delivery periods or otherwise enter into new purchase orders.

In order to mitigate the impact of global supply chain challenges, the Company has secured, and continues to focus on management of, inventory for critical components such as batteries and motors. Recently, the main supply chain challenges encountered by the Company mostly relate to various shortages of non-critical components, which are necessary to deliver finished units to customers, in addition to extended lead times for delivery of several parts and raw materials. In other cases, the Company’s suppliers are affected by raw material sourcing challenges and production slowdowns caused by labor shortages. In order to resolve these issues, the Company has and continues to accelerate its multi-sourcing strategy and increase supplier redundancy for specific parts. Over the past 12 months, the Company has increased the number of suppliers from which it is sourcing raw materials and components by more than 15%. The Company has also increased reliance on local sourcing in order to develop a supply chain that is as close as possible to its manufacturing facilities. From a manufacturing standpoint, the Company has also increased in-house fabrication and re-designed certain sub-assemblies to circumvent parts most affected by supply chain challenges, such as connectors used in the fabrication of low and high voltage wiring harnesses. The Company is continuously monitoring the situation and expects to continue implementing measures that will contribute to mitigate these issues.

See section 11.0 entitled “Key Factors Affecting Lion’s Performance” of the Company’s Interim MD&A, section 23.0 entitled “Risk Factors” of the Company’s Annual MD&A, and Item 3.D entitled “Risk Factors” of the Annual Report.

Order Book

As disclosed in the Interim MD&A, as of May 3, 2022, the Company’s vehicle order book stood at 2,422 all-electric medium- and heavy-duty vehicles, consisting of 286 trucks and 2,136 buses, representing a combined total order value of approximately US$600 million, as calculated per management’s methodology further described below. Additionally, Lion’s division that assists clients with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, had an order book of 241 charging stations, representing a combined total order value of approximately US$3.0 million, as of May 3, 2022, as calculated per management’s methodology further described below. Since the disclosure of the Company’s vehicle and charging stations order book as of May 3, 2022 in the Interim MD&A, there have been no material changes to the Company’s order book.

Order Book Methodology

General Principle

The Company’s vehicle and charging stations order book, expressed as a number of units or the amount of sales expected to be recognized in the future (at the applicable time of delivery) in respect of such number of units, is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The vehicles included in the vehicle order book as of May 3, 2022 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2025.

Substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, and there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods

The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of May 3, 2022 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2025. Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. See “Ongoing Evaluation; Risk Factors” below.

Pricing

When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric

The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog, or order intake in the same fashion. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors

A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order into actual sales is dependent on various factors, including those described below and in section 23.0 entitled “Risk Factors” of the Company’s Annual MD&A, and in Item 3.D entitled “Risk Factors” of the Annual Report. For instance, a customer may default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the orders included in the order book are subject to conditions relating to the granting of governmental subsidies and incentives or the timing of deliveries and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy, under the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (ZETF), and under California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). The termination, modification, delay or suspension of any such governmental subsidies and incentives could result in delayed deliveries or the cancellation of all or any portion of such orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 196 vehicles during the year ended December 31, 2021. As of May 3, 2022, the Company’s vehicle order book stood at 2,422 vehicles. The execution of the Company’s growth strategy and the conversion of its order book will therefore require significant ramp-up in its production. While the Company’s Saint-Jerome facility currently has an annual production capacity of 2,500 vehicles at full scale and it is in the process of establishing its operations at the Joliet Facility and the Lion Campus, the Company has limited experience to date in high volume manufacturing of its vehicles. In addition, as of May 3, 2022, approximately 270 units included in the order book, representing a combined total order value of approximately US$115 million, related to products which had been developed and were being sold, but that were not in commercial production. Any failure by the Company to successfully develop and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition.

SELLING SECURITYHOLDERS

Selling securityholders to be named in an applicable Prospectus Supplement may, from time to time, offer and sell some or all of the Securities held by them pursuant to this Prospectus and the applicable Prospectus Supplement. Such selling securityholders may sell Securities held by them to or through underwriters, dealers or agents or directly to purchasers or as otherwise set forth in the applicable Prospectus Supplement.

Any Prospectus Supplement that we file in connection with an offering of Securities by selling securityholders will include the following information: the names of the selling securityholders; the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder; the number or amount of Securities of the class being distributed for the account of each selling securityholder; the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. The Company will not receive any proceeds from any sale of any Securities by selling securityholders.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions contained in our amended and restated articles of incorporation (the “Articles”) and by-laws. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of our Articles and by-laws.

Authorized Share Capital

Our authorized share capital consists of (i) an unlimited number of Common Shares and (ii) an unlimited number of Preferred Shares, issuable in series.

Common Shares

Voting Rights

Holders of Common Shares are entitled to one vote for each share held at any meeting of the shareholders of the Company, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to provisions of the QBCA or the specific attributes of such class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares as to dividends, the holders of Common Shares are entitled to receive dividends as and when declared by our Board of Directors (the “Board”) out of the funds that are available for the payment of dividends.

Liquidation

Subject to the prior payment to the holders of Preferred Shares, in the event of the Company’s voluntary or involuntary liquidation, dissolution or winding-up or other distribution of the Company’s property and assets among its shareholders for the purposes of winding up the Company’s affairs, the holders of Common Shares are entitled to share pro rata in the distribution of the balance of the Company’s remaining property and assets.

Rights and Preferences

The holders of Common Shares have no preemptive, conversion rights or other subscription rights attaching to the Common Shares. There are no redemption or sinking fund provisions applicable to Common Shares. There is no provision in the Articles requiring the holders of Common Shares to contribute additional capital or permitting or restricting the issuance of additional securities or any other material restrictions. The rights, preferences and privileges of the holders of Common Shares are subject to and may be adversely affected by, the rights of the holders of any series of Preferred Shares that the Company’s Board may designate in the future.

Preferred Shares

Pursuant to our Articles, the Company’s Board is authorized to issue, without shareholder approval, an unlimited number of Preferred Shares, issuable in one or more series, and, subject to the provisions of the QBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as the Company’s Board may determine, and such rights and privileges, including dividend and voting rights, may be superior to those of the Common Shares. Except as otherwise provided by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holder of Preferred Shares as a class are not entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

DESCRIPTION OF DEBT SECURITIES

The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the Registration Statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture or of any instalment receipt and pledge agreement (see below) in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture or of any instalment receipt and pledge agreement, as applicable. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture or instalment receipt or pledge agreement, as applicable. Prospective purchasers should refer to the Prospectus Supplement and the Indenture or instalment receipt or pledge agreement, as applicable, relating to the specific Debt Securities being offered for the complete terms of the Debt Securities. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities;

•	the price or prices at which the Debt Securities will be issued;

•	any limit on the aggregate principal amount of the Debt Securities;

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the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

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the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

•	the covenants and events of default applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

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whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the authorized denominations in which registered Debt Securities and bearer Debt Securities will be issuable, as applicable;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

•	whether or not the Debt Securities will be guaranteed by some or all of the subsidiaries of the Company, and the terms of any such guarantees;

•	whether the Debt Securities (or instalment receipts representing the Debt Securities, if applicable) will be listed on any securities exchange; and

•	any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt or pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things: (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby, and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF WARRANTS

The Company may issue Warrants, separately or together, with Common Shares, Preferred Shares, Debt Securities, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Warrants offered;

•	the price or prices, if any, at which the Warrants will be issued;

•	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

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whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Warrants and the Securities to be issued upon exchange of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Company may issue Subscription Receipts, separately or together, with Common Shares, Preferred Shares, Debt Securities, Warrants or Units or any combination thereof, as the case may be. The Subscription Receipts would be issued under an agreement or indenture. The specific terms and provisions that will apply to any Subscription Receipts that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price or prices, if any, at which the Subscription Receipts will be issued;

•	the manner of determining the offering price(s);

•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the Securities into which the Subscription Receipts may be exchanged;

•	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

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the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;

•	the dates or periods during which the Subscription Receipts may be exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

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provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the Subscription Receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

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whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

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material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends (other than dividend equivalent payments, if any, or as otherwise set forth in any applicable Prospectus Supplement) or the right to vote such underlying securities.

DESCRIPTION OF UNITS

The Company may issue Units, separately or together, with Common Shares, Preferred Shares, Debt Securities, Warrants or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the manner of determining the offering price(s);

•	the currency at which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

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whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

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any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.

There have been no material changes to the Company’s share and loan capitalization since March 31, 2022.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, the NYSE or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer Securities in the same offering, or we may offer Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

We and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

We may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from us at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units.

In connection with any offering of Securities other than an “at-the-market distribution”, as defined in NI 44-102, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain U.S. federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows, and your investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which we currently are unaware or that are unknown or that we currently deem to be immaterial could have a material adverse effect on our business, financial condition and results of operation. We cannot assure you that we will successfully address any or all of these risks. For additional information in respect of the risks affecting our business, see the section 11.0 entitled “Key Factors Affecting Lion’s Performance” and section 23.0 entitled “Risk Factors” of the Annual MD&A and Item 3.D entitled “Risk Factors” of the Annual Report, and our other filings with the Canadian securities regulatory authorities and the SEC, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

EXEMPTIONS UNDER SECURITIES LAWS

The Company has applied for an exemption pursuant to Section 11.1 of NI 44-102 requesting relief from the requirement under Section 6.3(1)3 of NI 44-102 to include a prospectus certificate signed by each agent or underwriter who, with respect to the Securities offered by any Prospectus Supplement, is in a contractual relationship with the Company to the extent that such agent or underwriter is not a registered dealer in any Canadian jurisdiction (a “Foreign Dealer”). Accordingly, such Foreign Dealer would not, directly or indirectly, make any offers or sales to persons in a province or territory of Canada. All sales of Securities pursuant to any Prospectus Supplement to persons in a province or territory of Canada would solely be made through other agents or underwriters that are duly registered in the applicable Canadian jurisdictions where any offer of Securities will be made (the “Canadian Dealers”); and the Prospectus Supplement would include a certificate signed by each Canadian Dealer in compliance with Section 6.3(1)3 of NI 44-102. The granting of the exemption will be evidenced by issuance of a receipt in respect of the Prospectus.

No application for exemptive relief was sought in any other jurisdiction of Canada as, in the Company’s view, there would be no “distribution” of Securities in those other jurisdictions (within the meaning ascribed to such term under applicable securities laws in such other jurisdictions) in connection with a foreign offering.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters will be passed upon on our behalf by Stikeman Elliott LLP as to matters relating to Canadian law and by Cleary Gottlieb Steen & Hamilton LLP as to matters relating to U.S. law.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The independent auditors of the Company are Raymond Chabot Grant Thornton LLP, an independent registered public accounting firm, located at 600 de la Gauchetiere Street West, Suite 2000, Montreal, Quebec, H3B 4L8. Raymond Chabot Grant Thornton LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Quebec) and of the Securities Act, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for our Common Shares in Canada is TSX Trust Company, at its principal office in Montreal, Quebec, and in the United States is American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York. The warrant agent for the Lion Public Warrants is American Stock Transfer & Trust Company, LLC, at its principal office in Brooklyn, New York.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from the Company’s directors and officers, as applicable; (iii) the consent of Raymond Chabot Grant Thornton LLP; and (iv) the form of indenture relating to the Debt Securities. A copy of the form of any warrant indenture, subscription receipt agreement, share purchase contract or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the Exchange Act.